1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 7, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2018 and 2017 and Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (the “Company”) as of March 31, 2018 and 2017 and the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies. Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the financial position of the entity as at March 31, 2018 and 2017, and of its consolidated financial performance and its consolidated cash flows for the three-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

April 20, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2018 (Reviewed)		December 31, 2017 (Audited)		March 31, 2017 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$577,782,963	28	$553,391,696	28	$564,725,266	29
Financial assets at fair value through profit or loss (Note 7)	963,915	—	569,751	—	5,374,003	—
Financial assets at fair value through other comprehensive income (Note 8)	95,713,446	4	—	—	—	—
Available-for-sale financial assets (Note 9)	—	—	93,374,153	5	71,083,797	4
Held-to-maturity financial assets (Note 10)	—	—	1,988,385	—	18,140,374	1
Financial assets at amortized cost (Note 11)	9,888,741	1	—	—	—	—
Hedging derivative financial assets (Note 13)	—	—	34,394	—	—	—
Hedging financial assets (Note 13)	26,357	—	—	—	—	—
Notes and accounts receivable, net (Note 14)	106,601,372	5	121,133,248	6	108,532,829	6
Receivables from related parties (Note 32)	1,179,312	—	1,184,124	—	494,839	—
Other receivables from related parties (Note 32)	130,070	—	171,058	—	135,051	—
Inventories (Note 15)	85,215,899	4	73,880,747	4	50,389,022	3
Other financial assets (Note 33)	11,667,264	1	7,253,114	—	3,761,484	—
Other current assets (Note 19)	39,947,321	2	4,222,440	—	3,025,168	—

Total current assets	929,116,660	45	857,203,110	43	825,661,833	43

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	6,035,904	—	—	—	—	—
Held-to-maturity financial assets (Note 10)	—	—	18,833,329	1	20,499,458	1
Financial assets at amortized cost (Note 11)	10,033,241	1	—	—	—	—
Financial assets carried at cost (Note 12)	—	—	4,874,257	—	4,079,292	—
Investments accounted for using equity method (Note 16)	18,307,517	1	17,861,488	1	19,940,062	1
Property, plant and equipment (Note 17)	1,055,366,207	51	1,062,542,322	53	1,037,364,143	54
Intangible assets (Note 18)	13,674,295	1	14,175,140	1	14,278,436	1
Deferred income tax assets (Note 4)	12,987,042	1	12,105,463	1	10,644,401	—
Refundable deposits	2,121,209	—	1,283,414	—	572,005	—
Other noncurrent assets (Note 19)	1,513,731	—	2,983,120	—	1,624,131	—

Total noncurrent assets	1,120,039,146	55	1,134,658,533	57	1,109,001,928	57

TOTAL	$2,049,155,806	100	$1,991,861,643	100	$1,934,663,761	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 20 and 30)	$56,731,350	3	$63,766,850	3	$54,666,000	3
Financial liabilities at fair value through profit or loss (Note 7)	170,673	—	26,709	—	124,935	—
Hedging derivative financial liabilities (Note 13)	—	—	15,562	—	3,908	—
Hedging financial liabilities (Note 13)	79,182	—	—	—	—	—
Accounts payable	27,817,670	1	28,412,807	1	23,081,567	1
Payables to related parties (Note 32)	1,224,307	—	1,656,356	—	1,171,195	—
Salary and bonus payable	10,201,325	1	14,254,871	1	10,703,656	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 24 and 29)	29,529,009	1	23,419,135	1	28,857,625	1
Payables to contractors and equipment suppliers	47,828,289	2	55,723,774	3	57,671,953	3
Income tax payable (Note 4)	44,096,800	2	33,479,311	2	52,874,433	3
Provisions (Note 21)	—	—	13,961,787	1	11,298,320	1
Long-term liabilities - current portion (Note 22)	49,356,740	2	58,401,122	3	44,909,680	2
Accrued expenses and other current liabilities (Notes 23, 30 and 32)	75,199,897	4	65,588,396	3	36,217,252	2

Total current liabilities	342,235,242	16	358,706,680	18	321,580,524	17

NONCURRENT LIABILITIES
Bonds payable (Notes 22 and 30)	83,400,000	4	91,800,000	5	134,198,769	7
Long-term bank loans	—	—	—	—	19,360	—
Deferred income tax liabilities (Note 4)	285,644	—	302,205	—	90,944	—
Net defined benefit liability (Note 4)	8,818,705	1	8,850,704	1	8,537,369	—
Guarantee deposits (Notes 23 and 30)	5,991,361	—	7,586,790	—	12,321,468	1
Others	1,819,825	—	1,855,621	—	1,605,302	—

Total noncurrent liabilities	100,315,535	5	110,395,320	6	156,773,212	8

Total liabilities	442,550,777	21	469,102,000	24	478,353,736	25

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 24)	259,303,805	13	259,303,805	13	259,303,805	13

Capital surplus (Note 24)	56,305,751	3	56,309,536	3	56,282,118	3

Retained earnings (Note 24)
Appropriated as legal capital reserve	241,722,663	12	241,722,663	12	208,297,945	11
Unappropriated earnings	1,082,967,237	53	991,639,347	49	951,339,122	49

	1,324,689,900	65	1,233,362,010	61	1,159,637,067	60

Others (Note 24)	(34,401,067)	(2)	(26,917,818)	(1)	(19,709,627)	(1)

Equity attributable to shareholders of the parent	1,605,898,389	79	1,522,057,533	76	1,455,513,363	75

NON-CONTROLLING INTERESTS	706,640	—	702,110	—	796,662	—

Total equity	1,606,605,029	79	1,522,759,643	76	1,456,310,025	75

TOTAL	$2,049,155,806	100	$1,991,861,643	100	$1,934,663,761	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%

NET REVENUE (Notes 25, 32 and 37)	$248,078,671	100	$233,914,400	100

COST OF REVENUE (Notes 15, 29 and 32)	123,103,977	50	112,428,734	48

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	124,974,694	50	121,485,666	52

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(117,155)	—	3,970	—

GROSS PROFIT	124,857,539	50	121,489,636	52

OPERATING EXPENSES (Notes 29 and 32)
Research and development	20,428,594	8	19,412,393	8
General and administrative	4,851,708	2	5,247,603	2
Marketing	1,448,092	1	1,496,487	1

Total operating expenses	26,728,394	11	26,156,483	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 29)	(1,302,199)	—	19,237	—

INCOME FROM OPERATIONS (Note 37)	96,826,946	39	95,352,390	41

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	681,791	—	666,810	—
Other income	3,154,642	1	2,104,979	1
Foreign exchange gain (loss), net (Note 36)	(676,980)	—	99,795	—
Finance costs	(807,966)	—	(816,664)	—
Other gains and losses, net (Note 26)	765,188	—	415,189	—

Total non-operating income and expenses	3,116,675	1	2,470,109	1

INCOME BEFORE INCOME TAX	99,943,621	40	97,822,499	42

INCOME TAX EXPENSE (Notes 4 and 27)	10,156,047	4	10,201,591	5

NET INCOME	89,787,574	36	87,620,908	37

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 24 and 27)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	$(19,507)	—	$—	—
Gain on hedging instruments	37,282	—	—	—
Share of other comprehensive income of associates	62	—	—	—
Income tax benefit related to items that will not be reclassified subsequently	39,206	—	—	—

	57,043	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(6,476,486)	(3)	(21,243,594)	(9)
Changes in fair value of available-for-sale financial assets	—	—	(93,470)	—
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(727,410)	—	—	—
Share of other comprehensive loss of associates	(39,352)	—	(61,657)	—
Income tax benefit related to items that may be reclassified subsequently	—	—	46,400	—

	(7,243,248)	(3)	(21,352,321)	(9)

Other comprehensive loss for the period, net of income tax	(7,186,205)	(3)	(21,352,321)	(9)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$82,601,369	33	$66,268,587	28

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$89,784,622	36	$87,628,898	37
Non-controlling interests	2,952	—	(7,990)	—

	$89,787,574	36	$87,620,908	37

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018			2017
	Amount		%	Amount		%

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$82,596,052	33		$66,274,790	28
Non-controlling interests		5,317	—		(6,203)	—

		$82,601,369	33		$66,268,587	28

	2018			2017
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$		3.46	$		3.38

Diluted earnings per share	$		3.46	$		3.38

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
									Unrealized Gain(Loss) on Financial Assets at Fair Value Through Other Comprehensive Income

								Unrealized Gain(Loss) from Available- for-sale Financial Assets

							Foreign Currency Translation Reserve					Unearned Stock-Based Employee Compensation
	Capital Stock - Common Stock			Retained Earnings							Gain(Loss) on Hedging Instruments
	Shares			Legal Capital	Unappropriated					Cash Flow Hedges Reserve					Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Earnings	Total							Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2018	25,930,380	$259,303,805	$56,309,536	$241,722,663	$991,639,347	$1,233,362,010	$(26,697,680)	$(214,074)	$—	$4,226	$—	$(10,290)	$(26,917,818)	$1,522,057,533	$702,110	$1,522,759,643

Effect of retrospective application	—	—	—	—	1,556,319	1,556,319	—	214,074	(524,915)	(4,226)	4,226	—	(310,841)	1,245,478	342	1,245,820

ADJUSTED BALANCE, JANUARY 1, 2018	25,930,380	259,303,805	56,309,536	241,722,663	993,195,666	1,234,918,329	(26,697,680)	—	(524,915)	—	4,226	(10,290)	(27,228,659)	1,523,303,011	702,452	1,524,005,463

Net income for the three months ended March 31, 2018	—	—	—	—	89,784,622	89,784,622	—	—	—	—	—	—	—	89,784,622	2,952	89,787,574

Other comprehensive income (loss) for the three months ended March 31, 2018, net of income tax	—	—	—	—	—	—	(6,515,676)	—	(705,702)	—	32,808	—	(7,188,570)	(7,188,570)	2,365	(7,186,205)

Total comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	89,784,622	89,784,622	(6,515,676)	—	(705,702)	—	32,808	—	(7,188,570)	82,596,052	5,317	82,601,369

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	(13,051)	(13,051)	—	—	13,051	—	—	—	13,051	—	—	—

Adjustments to share of changes in equities of associates	—	—	(3,825)	—	—	—	—	—	—	—	—	3,111	3,111	(714)	—	(714)

Donation from shareholders	—	—	40	—	—	—	—	—	—	—	—	—	—	40	6	46

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,135)	(1,135)

BALANCE, March 31, 2018	25,930,380	$259,303,805	$56,305,751	$241,722,663	$1,082,967,237	$1,324,689,900	$(33,213,356)	$—	$(1,217,566)	$—	$37,034	$(7,179)	$(34,401,067)	$1,605,898,389	$706,640	$1,606,605,029

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$—	$105	$—	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

Net income (loss) for the three months ended March 31, 2017	—	—	—	—	87,628,898	87,628,898	—	—	—	—	—	—	—	87,628,898	(7,990)	87,620,908

Other comprehensive income (loss) for the three months ended March 31, 2017, net of income tax	—	—	—	—	—	—	(21,304,092)	(50,016)	—	—	—	—	(21,354,108)	(21,354,108)	1,787	(21,352,321)

Total comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	87,628,898	87,628,898	(21,304,092)	(50,016)	—	—	—	—	(21,354,108)	66,274,790	(6,203)	66,268,587

Adjustments to share of changes in equities of associates	—	—	9,814	—	—	—	—	—	—	—	—	(19,502)	(19,502)	(9,688)	—	(9,688)

BALANCE, March 31, 2017	25,930,380	$259,303,805	$56,282,118	$208,297,945	$951,339,122	$1,159,637,067	$(19,642,855)	$(47,375)	$—	$105	$—	$(19,502)	$(19,709,627)	$1,455,513,363	$796,662	$1,456,310,025

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$99,943,621	$97,822,499
Adjustments for:
Depreciation expense	70,462,286	59,133,361
Amortization expense	1,035,591	1,038,824
Reversal of expected credit losses on investments in debt instruments	(1,757)	—
Finance costs	807,966	816,664
Share of profits of associates	(681,791)	(666,810)
Interest income	(3,154,189)	(2,104,979)
Loss (gain) on disposal or retirement of property, plant and equipment, net	582,384	(22,195)
Gain on disposal of intangible assets, net	(436)	—
Impairment loss on financial assets	—	12,032
Loss on financial instruments at fair value through profit or loss	28,142	—
Loss on disposal of investments in debt instruments at fair value through other comprehensive income	252,328	—
Loss on disposal of available-for-sale financial assets, net	—	8,982
Unrealized (realized) gross profit on sales to associates	117,155	(3,970)
Gain on foreign exchange, net	(1,205,272)	(7,106,552)
Dividend income	(453)	—
Loss (gain) arising from fair value hedges, net	(352)	19,487
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	602,734	1,010,909
Notes and accounts receivable, net	13,296,988	18,227,303
Receivables from related parties	4,812	474,720
Other receivables from related parties	40,988	11,737
Inventories	(11,335,152)	(1,706,789)
Other financial assets	(3,143,144)	1,599,844
Other current assets	(1,402,930)	369,473
Other noncurrent assets	25,301	(152,473)
Accounts payable	(984,571)	(3,020,849)
Payables to related parties	(432,049)	(90,979)
Salary and bonus payable	(4,053,546)	(2,978,161)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	6,109,874	5,963,619
Accrued expenses and other current liabilities	(5,776,314)	(824,558)
Provisions	—	(6,696,992)
Net defined benefit liability	(31,999)	(14,039)

Cash generated from operations	161,106,215	161,120,108
Income taxes paid	(380,297)	(112,064)

Net cash generated by operating activities	160,725,918	161,008,044

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018	2017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss - debt instruments	$(183,026)	$—
Financial assets at fair value through other comprehensive income	(24,382,829)	—
Available-for-sale financial assets	—	(24,675,339)
Held-to-maturity financial assets	—	(1,695,771)
Financial assets carried at cost	—	(202,032)
Property, plant and equipment	(71,847,185)	(102,505,595)
Intangible assets	(222,548)	(917,636)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	49,438	—
Financial assets at fair value through other comprehensive income	20,123,921	—
Available-for-sale financial assets	—	18,436,274
Held-to-maturity financial assets	—	400,000
Financial assets at amortized cost	498,542	—
Property, plant and equipment	47,376	151,904
Intangible assets	492	—
Derecognition of hedging derivative financial instruments	—	(6,399)
Derecognition of hedging financial instruments	177,209	—
Interest received	3,139,610	1,950,176
Other dividends received	453	—
Refundable deposits paid	(1,048,245)	(191,217)
Refundable deposits refunded	187,602	25,376

Net cash used in investing activities	(73,459,190)	(109,230,259)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(5,774,830)	(250,365)
Repayment of bonds and interest – prepaid	(33,998,915)	—
Repayment of bonds	(16,800,000)	(10,000,000)
Repayment of long-term bank loans	—	(2,420)
Interest paid	(998,257)	(1,257,295)
Guarantee deposits received	3,095	723,339
Guarantee deposits refunded	(57,230)	(1,123,178)
Donation from shareholders	46	—
Decrease in non-controlling interests	(1,135)	—

Net cash used in financing activities	(57,627,226)	(11,909,919)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018	2017

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(5,248,235)	$(16,396,433)

NET INCREASE IN CASH AND CASH EQUIVALENTS	24,391,267	23,471,433

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	553,391,696	541,253,833

CASH AND CASH EQUIVALENTS, END OF PERIOD	$577,782,963	$564,725,266

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 and 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on April 20, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Please refer to Note 4 for information relating to the relevant accounting policies.

Classification, measurement and impairment of financial assets and financial liabilities

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount
Financial Assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Note

Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391,696	$553,391,696	(1)
Derivatives	Held for trading	Mandatorily at fair value through profit or loss (FVTPL)	569,751	569,751
	Hedging instruments	Hedging instruments	34,394	34,394
Equity securities	Available-for-sale	Fair value through other comprehensive income (FVTOCI)	7,422,311	8,389,438	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779,489	(3)
		FVTOCI	90,826,099	90,046,610	(3)
	Held-to-maturity	Amortized cost	20,821,714	20,813,462	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024,958	131,269,731	(1)

Financial Liabilities

Derivatives	Held for trading	Held for trading	26,709	26,709
	Hedging instruments	Hedging instruments	15,562	15,562
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501,266	340,501,266

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

FVTPL	$569,751	$—	$—	$569,751	$—	$—
- Debt instruments
Add: From available for sale	—	779,489	—	779,489	(10,085)	10,085	(3)

	569,751	779,489	—	1,349,240	(10,085)	10,085

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422,311	967,127	8,389,438	1,294,528	(325,858)	(2)
- Debt instruments
Add: From available for sale	—	90,046,610	—	90,046,610	(30,658)	30,658	(3)

	—	97,468,921	967,127	98,436,048	1,263,870	(295,200)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821,714	(8,252)	20,813,462	(8,252)	—	(4)
Add: From loans and receivables	—	684,416,654	244,773	684,661,427	244,773	—	(1)

	—	705,238,368	236,521	705,474,889	236,521	—

Hedging instruments	34,394	—	—	34,394	—	—

Total	$604,145	$803,486,778	$1,203,648	$805,294,571	$1,490,306	$(285,115)

	Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note
Investments accounted for using equity method	$17,861,488	$8,258	$17,869,746	$33,984	$(25,726)	(5)

(1)	Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits that were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments would result in a decrease in loss allowance for accounts receivable of NT$244,773 thousand and an increase in retained earnings of NT$244,773 thousand on January 1, 2018.

(2)	As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$228,304 thousand is reclassified to increase other equity - unrealized gain/loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967,127 thousand, an increase in other equity-unrealized gain/loss on financial assets at FVTOCI of NT$968,670 thousand and a decrease in non-controlling interests of NT$1,543 thousand on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$1,294,528 thousand and an increase in retained earnings of NT$1,294,528 thousand on January 1, 2018.

(3)	Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779,489 thousand whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$10,085 thousand being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain/loss on available-for-sale financial assets of NT$434,403 thousand is reclassified to decrease other equity-unrealized gain/loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$30,658 thousand and a decrease in retained earnings of NT$30,658 thousand on January 1, 2018.

(4)	Debt investments previously classified as held-to-maturity financial assets and measured at amortized cost under IAS 39 are classified as measured at amortized cost with assessment of future 12-month expected credit loss under IFRS 9 because the contractual cash flows are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in loss allowance of NT$8,252 thousand and a decrease in retained earnings of NT$8,252 thousand on January 1, 2018.

(5)	With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8,258 thousand, a decrease in other equity- unrealized gain/loss on financial assets at FVTOCI of NT$23,616 thousand, a decrease in other equity- unrealized gain/loss on available-for-sale financial assets of NT$2,110 thousand and an increase in retained earnings of NT$33,984 thousand on January 1, 2018.

Hedge accounting

The Company prospectively apply the requirements for hedge accounting upon initial application of IFRS 9. In addition, due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which are designated as hedging instruments are presented as financial assets and financial liabilities for hedging starting 2018.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations. Please refer to Note 4 for information relating to the relevant accounting policies.

The Company elected only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elected not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note

Inventories	$73,880,747	$(19,746)	$73,861,001	(1)
Other financial assets-current	7,253,114	34,177	7,287,291	(1)
Investments accounted for using equity method	17,861,488	19,483	17,880,971	(1)

Total effect on assets		$33,914

Provisions - current	13,961,787	$(13,961,787)	—	(2)
Accrued expenses and other current liabilities	65,588,396	13,961,787	79,550,183	(2)

Total effect on liabilities		$—

Retained earnings	1,233,362,010	$32,029	1,233,394,039	(1)
Non-controlling interests	702,110	1,885	703,995	(1)

Total effect on equity		$33,914

(1)	Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other financial assets) and adjust related assets and equity accordingly.

(2)	Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

The impact of continuing the application of IAS18 instead of IFRS15 for the three months ended March 31, 2018 is detailed as follows:

Impact on Assets, Liabilities and Equity

March 31, 2018

Decrease in inventories	$(16,438)
Increase in other financial assets-current	30,434
Increase in investments accounted for using equity method	25,901

Total effect on assets	$39,897

Decrease in provisions - current	$(14,382,288)
Increase in accrued expenses and other current liabilities	14,382,265
Increase in income tax payable	2,804

Total effect on liabilities	$2,781

Increase in retained earnings	$35,651
Increase in non-controlling interests	1,465

Total effect on equity	$37,116

Impact on Total Comprehensive Income

Three Months Ended March 31, 2018

Increase in net revenue	$30,457
Increase in cost of revenue	(16,438)
Increase in share of the profit or loss of associates	25,901
Increase in income tax expense	(2,804)

Increase in net income for the period	$37,116

Increase in net income/total comprehensive income attributable to:
Shareholders of the parent	$35,651
Non-controlling interests	1,465

$37,116

3)	Please refer to Note 30 for the disclosure of amendment to IAS 7 “Disclosure Initiative”

b.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2015–2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019 (Note 1)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 16 “Leases”	January 1, 2019 (Note 2)
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019 (Note 3)
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 1:	The FSC permits the election for early adoption of the amendments starting from 2018.
Note 2:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting from January 1, 2019.
Note 3:	The Company shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2018	December 31, 2017	March 31, 2017	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	b)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a) , c)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2018	December 31, 2017	March 31, 2017	Note

TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), d)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	39%	39%	58%	a), e)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	—	100%	a), f)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent auditors.

Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center.

Note c:	TSMC Solar Europe GmbH is under liquidation procedures.

Note d:	ISDF and ISDF II are under liquidation procedures.

Note e:	Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

Note f:	VTA Holdings completed the liquidation procedures in April 2017.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

2018

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, they will be transferred to retained earnings.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s right clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

2017

Financial assets are classified into the following specified categories: Financial assets at FVTPL, held-to-maturity financial assets, available-for-sale financial assets and loans and receivables.

1)	Financial asset at FVTPL

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

3)	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

4)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

b.	Impairment of financial assets

2018

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

2017

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Hedge Accounting

a.	Fair value hedges

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities as fair value hedge. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset that are attributable to the hedged risk.

b.	Cash flow hedges

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

2018

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

2017

Hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship, when the hedging instrument expired or was sold, terminated, or exercised; or no longer met the criteria for hedge accounting.

Revenue Recognition

2018

The Company identifies the contract with the customers, and recognizes revenue when performance obligations are satisfied.

Revenue from the sale of goods is mainly recognized when a customer obtains control of promised goods, at which time the goods are delivered to the customer’s specific location and performance obligation is satisfied.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

2017

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Dividend and interest income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. When tax rate changes during the interim period, the effect of the change in tax rate relating to transactions recognized outside scope of profit or loss is recognized in full in the period in which the change in tax rate occurs. The effect of the change in tax rate relating to transactions recognized in profit or loss is incorporated into estimation of the average annual income tax rate, with corresponding effect recognized throughout the interim periods.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

Except for the following paragraphs, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017.

For Level 3 fair value measurement on equity investments, the Company determines the estimated fair value by selecting appropriate valuation methods primarily based on investees’ financial positions, operation results and recent financing activities, the market transaction prices of the similar investments, market conditions, and the required discount factors. As such, the estimated fair value may be different from the actual disposal price in the future. The Company reassesses the fair value measurement quarterly based on the market conditions to ensure the appropriateness of the fair value measurement.

Please refer to Note 31 for information about the valuation techniques and inputs used in determining the fair value of various investments.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2018	December 31, 2017	March 31, 2017

Cash and deposits in banks	$577,028,289	$551,919,770	$564,224,428
Commercial paper	754,674	695,901	—
Agency bonds	—	776,025	—
Repurchase agreements collateralized by corporate bonds	—	—	500,838

	$577,782,963	$553,391,696	$564,725,266

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2018	December 31, 2017	March 31, 2017

Financial assets

Mandatorily measured at FVTPL
Agency bonds/ Agency mortgage-backed securities	$754,545	$—	$—
Forward exchange contracts	113,426	—	$—
Asset-backed securities	95,944	—	—

	963,915	—	—

Held for trading
Forward exchange contracts	—	569,751	23,432

Designated as at FVTPL
Time deposit	—	—	5,344,256
Forward exchange contracts	—	—	6,315

	—	—	5,350,571

	$963,915	$569,751	$5,374,003

Financial liabilities

Held for trading
Forward exchange contracts	$170,673	$26,709	$80,795
Designated as at FVTPL
Forward exchange contracts	—	—	44,140

	$170,673	$26,709	$124,935

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2018

Sell NT$/Buy EUR	April 2018 to May 2018	NT$3,561,313/EUR99,000
Sell NT$/Buy JPY	April 2018	NT$9,009,251/JPY32,550,000
Sell US$/Buy RMB	April 2018 to May 2018	US$629,000/RMB3,965,590
Sell US$/Buy NT$	April 2018 to June 2018	US$1,002,500/NT$29,129,055
Sell US$/Buy JPY	April 2018	US$4,923/JPY523,000
Sell RMB /Buy EUR	April 2018	RMB11,165/EUR1,432
Sell RMB/Buy JPY	April 2018 to May 2018	RMB215,531/JPY3,614,848
Sell RMB/Buy GBP	April 2018	RMB1,669/GBP187
Sell RMB/Buy US$	April 2018 to May 2018	RMB1,245,344/US$197,000

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002,786/EUR169,000
Sell NT$/Buy JPY	February 2018	NT$996,294/JPY3,800,000
Sell US$/Buy JPY	January 2018	US$2,191/JPY246,724
Sell US$/Buy RMB	January 2018	US$558,000/RMB3,679,575
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661,500/NT$49,673,320
Sell RMB /Buy EUR	January 2018	RMB38,967/EUR4,994
Sell RMB/Buy JPY	January 2018	RMB409,744/JPY7,062,536
Sell RMB/Buy GBP	January 2018	RMB3,637/GBP413

March 31, 2017

Sell NT$/Buy EUR	April 2017 to May 2017	NT$3,147,552/EUR96,000
Sell NT$/Buy JPY	April 2017 to May 2017	NT$12,846,853/JPY47,100,000
Sell US$/Buy EUR	April 2017	US$109,848/EUR101,270
Sell US$/Buy JPY	April 2017	US$129,021/JPY14,339,800
Sell US$/Buy NT$	April 2017 to May 2017	US$8,000/NT$245,033
Sell US$/Buy RMB	April 2017 to June 2017	US$469,482/RMB3,233,987

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-2018

March 31, 2018

Investments in debt instruments at FVTOCI
Corporate bonds	$37,980,277
Agency bonds/ Agency mortgage-backed securities	32,189,767
Asset-backed securities	13,671,612
Government bonds	9,494,204
Commercial paper	57,877

93,393,737

(Continued)

March 31, 2018

Investments in equity instruments at FVTOCI
Non-publicly traded stocks	$3,032,070
Funds	3,003,834
Publicly traded stocks	2,319,709

8,355,613

$101,749,350

Current	$95,713,446
Non-current	6,035,904

$101,749,350

(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI.

For the three months ended March 31, 2018, the Company sold shares of stocks from merged non-publicly traded company for NT$45,210 thousand and the related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$13,051 thousand were transferred to decrease retained earnings.

As of March 31, 2018, the cumulative loss allowance for expected credit loss of NT$29,792 thousand is recognized under investments in debt instruments at FVTOCI. Refer to Note 31 for information relating to their credit risk management and expected credit loss.

Investments in equity and debt instruments at FVTOCI were classified as available-for-sale financial assets and cost methods (only for equity instruments) under IAS 39. Refer to Notes 3, 9 and 12 (only for equity instruments) for information relating to their reclassification and comparative information for 2017.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS-2017

	December 31, 2017	March 31, 2017

Corporate bonds	$40,165,148	$31,423,219
Agency bonds/Agency mortgage-backed securities	29,235,388	17,234,724
Asset-backed securities	13,459,545	11,252,756
Government bonds	7,817,723	7,831,260
Publicly traded stocks	2,548,054	2,849,231
Commercial paper	148,295	492,607

	$93,374,153	$71,083,797

10.	HELD-TO-MATURITY FINANCIAL ASSETS-2017

	December 31, 2017	March 31, 2017

Corporate bonds	$19,338,764	$22,241,885
Structured product	1,482,950	1,518,500
Commercial paper	—	10,323,947
Negotiable certificate of deposit	—	4,555,500

	$20,821,714	$38,639,832

Current portion	$1,988,385	$18,140,374
Noncurrent portion	18,833,329	20,499,458

	$20,821,714	$38,639,832

11.	FINANCIAL ASSETS AT AMORTIZED COST-2018

March 31, 2018

Corporate bonds	$18,473,964
Structured product	1,454,650
Less: Allowance for impairment loss	(6,632)

$19,921,982

Current portion	$9,888,741
Noncurrent portion	10,033,241

$19,921,982

Financial assets at amortized cost were classified as held-to-maturity financial assets under IAS 39. Refer to Notes 3 and 10 for information relating to their reclassification and comparative information for 2017. Refer to Note 31 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

12.	FINANCIAL ASSETS CARRIED AT COST-2017

	December 31, 2017	March 31, 2017

Non-publicly traded stocks	$2,532,287	$2,791,642
Funds	2,341,970	1,287,650

	$4,874,257	$4,079,292

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Aquantia was listed in November 2017. Accordingly, the Company reclassified the aforementioned investment from financial assets carried at cost to available-for-sale financial assets.

13.	HEDGING FINANCIAL INSTRUMENTS

2018

March 31, 2018

Financial assets- current

Cash flow hedges
Forward exchange contracts	$26,357

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$74,811
Cash flow hedges
Forward exchange contracts	4,371

$79,182

Fair value hedge

The Company entered into interest rate futures contracts, which are used to hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate future contracts. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for interest rate risk as of March 31, 2018.

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

US treasury bonds interest rate futures contracts	US$	264,400	June 2018	$53,811

Hedged Items	Asset Carrying Amount as of March 31, 2018	Asset Accumulated Amount of Fair Value Hedge Adjustments	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Financial assets at FVTOCI	$13,990,841	$(86,646)	$(53,459)

The effect on comprehensive income for the three months ended March 31, 2018 is detailed below:

Comprehensive Income	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in which Hedge Ineffectiveness is Included

Fair value hedge	$352	Other gains and losses

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of the hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for foreign currency risk.

Hedging Instruments	Contract Amount (in Thousands)		Maturity	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness

Forward exchange contracts	NT$	3,239,853 /EUR91,000	April 2018 to August 2018	$37,282

Hedged items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness	Balance in Other Equity (Continuing Hedges)

Cash flow hedge
Forecast transaction (capital expenditures)	$(37,282)	$37,034

Refer to Note 24(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

2017

The Company’s hedging policies for 2017 are the same as those mentioned previously in 2018, the instruments employed are as follows:

	December 31, 2017	March 31, 2017

Financial assets- current

Fair value hedges
Interest rate futures contracts	$27,016	$—
Cash flow hedges
Forward exchange contracts	7,378	—

	$34,394	$—

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$—	$3,908
Cash flow hedges
Forward exchange contracts	15,562	—

	$15,562	$3,908

The Company entered into interest rate futures contracts, which are used to hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

December 31, 2017

March 2018	US$	169,400

March 31, 2017

June 2017	US$	52,400

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

December 31, 2017

Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649,104/EUR75,000

14.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2018	December 31, 2017	March 31, 2017

Notes and accounts receivable	$106,771,905	$121,604,989	$109,010,938
Less: Loss allowance	(170,533)	(471,741)	(478,109)

Notes and accounts receivable, net	$106,601,372	$121,133,248	$108,532,829

2018

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels. Such risk levels are determined with factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable, net

March 31, 2018

Not past due	$95,872,716
Past due
Past due within 30 days	8,723,608
Past due 31-60 days	295,558
Past due 61-120 days	891,464
Past due over 121 days	818,026

$106,601,372

Movements of the loss allowance for accounts receivable

Balance at January 1, 2018 (IAS 39)	$471,741
Effect of retrospective application of IFRS 9	(244,773)

Balance at January 1, 2018 (IFRS 9)	226,968
Provision(Reversal)	(56,398)
Effect of exchange rate changes	(37)

Balance at March 31, 2018	$170,533

For the three months ended March 31, 2018, the loss allowance decreased mainly due to the decrease in the balance of accounts receivable.

2017

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment. In addition, the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2017	March 31, 2017

Neither past due nor impaired	$105,295,219	$94,790,800
Past due but not impaired
Past due within 30 days	13,984,125	9,682,935
Past due 31-60 days	929,672	550,853
Past due 61-120 days	582,821	3,508,241
Past due over 121 days	341,411	—

	$121,133,248	$108,532,829

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	—	(1,848)
Effect of exchange rate changes	—	(161)	(161)

Balance at March 31, 2017	$—	$478,109	$478,109

15.	INVENTORIES

	March 31, 2018	December 31, 2017	March 31, 2017

Finished goods	$15,165,977	$9,923,338	$8,024,042
Work in process	57,012,785	53,362,160	34,535,606
Raw materials	8,940,795	7,143,806	5,239,223
Supplies and spare parts	4,096,342	3,451,443	2,590,151

	$85,215,899	$73,880,747	$50,389,022

Write-down of inventories to net realizable value and reversal of the reserve for inventory write-downs resulting from the increase in net realizable value in the amount of NT$700,440 thousand and NT$942,343 thousand, respectively, were included in the cost of revenue for the three months ended March 31, 2018 and 2017.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2018	December 31, 2017	March 31, 2017	March 31, 2018	December 31, 2017	March 31, 2017

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,860,765	$8,568,344	$9,072,232	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,923,979	5,677,640	7,153,964	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,246,049	2,292,100	2,488,903	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,255,013	1,300,194	1,224,963	35%	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	21,711	23,210	—	39%	39%	—

			$18,307,517	$17,861,488	$19,940,062

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2018	December 31, 2017	March 31, 2017

VIS	$31,102,974	$30,638,751	$26,832,118

GUC	$14,846,739	$11,905,404	$4,738,818

Xintec	$7,366,863	$9,180,759	$5,007,687

17.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost
Balance at January 1, 2018	$3,983,243	$379,134,613	$2,487,752,265	$42,391,516	$167,353,490	$3,080,615,127
Additions	—	18,168,937	36,110,432	1,904,943	6,903,141	63,087,453
Disposals or retirements	—	(12,295)	(1,727,577)	(50,750)	—	(1,790,622)
Effect of exchange rate changes	(14,718)	259,417	1,292,667	(15,246)	(88,994)	1,433,126

Balance at March 31, 2018	$3,968,525	$397,550,672	$2,523,427,787	$44,230,463	$174,167,637	$3,143,345,084

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2018	$510,498	$194,446,521	$1,795,448,842	$27,666,944	$—	$2,018,072,805
Additions	6,688	5,841,659	63,281,950	1,331,989	—	70,462,286
Disposals or retirements	—	(2,922)	(1,107,367)	(50,573)	—	(1,160,862)
Effect of exchange rate changes	(9,795)	93,243	537,380	(16,180)	—	604,648

Balance at March 31, 2018	$507,391	$200,378,501	$1,858,160,805	$28,932,180	$—	$2,087,978,877

Carrying amounts at January 1, 2018	$3,472,745	$184,688,092	$692,303,423	$14,724,572	$167,353,490	$1,062,542,322

Carrying amounts at March 31, 2018	$3,461,134	$197,172,171	$665,266,982	$15,298,283	$174,167,637	$1,055,366,207

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$387,199,675	$2,773,250,825
Additions (Deductions)	—	22,844,918	107,830,782	2,280,174	(33,261,906)	99,693,968
Disposals or retirements	—	(18,994)	(1,466,833)	(4,993)	—	(1,490,820)
Reclassification	—	—	8,791	1,507	—	10,298
Effect of exchange rate changes	(47,560)	(1,124,646)	(4,261,654)	(129,570)	(176,397)	(5,739,827)

Balance at March 31, 2017	$4,001,732	$326,105,752	$2,144,978,830	$36,876,758	$353,761,372	$2,865,724,444

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$1,775,473,138
Additions	7,106	4,600,837	53,350,352	1,175,066	—	59,133,361
Disposals or retirements	—	(18,994)	(1,336,213)	(4,974)	—	(1,360,181)
Reclassification	—	—	8,195	1,466	—	9,661
Effect of exchange rate changes	(29,992)	(910,592)	(3,861,614)	(93,480)	—	(4,895,678)

Balance at March 31, 2017	$501,959	$178,020,328	$1,625,538,229	$24,299,785	$—	$1,828,360,301

Carrying amounts at March 31, 2017	$3,499,773	$148,085,424	$519,440,601	$12,576,973	$353,761,372	$1,037,364,143

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

18.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2018	$5,648,702	$10,443,257	$25,186,218	$5,716,146	$46,994,323
Additions	—	2,806	271,067	332,608	606,481
Disposals or retirements	—	—	(1,193)	—	(1,193)
Effect of exchange rate changes	(76,856)	(2,328)	4,795	3,020	(71,369)

Balance at March 31, 2018	$5,571,846	$10,443,735	$25,460,887	$6,051,774	$47,528,242

Accumulated amortization and impairment

Balance at January 1, 2018	$—	$7,694,857	$20,376,693	$4,747,633	$32,819,183
Additions	—	281,528	626,140	127,923	1,035,591
Disposals or retirements	—	—	(1,137)	—	(1,137)
Effect of exchange rate changes	—	(2,328)	1,729	909	310

Balance at March 31, 2018	$—	$7,974,057	$21,003,425	$4,876,465	$33,853,947

Carrying amounts at January 1, 2018	$5,648,702	$2,748,400	$4,809,525	$968,513	$14,175,140

Carrying amounts at March 31, 2018	$5,571,846	$2,469,678	$4,457,462	$1,175,309	$13,674,295

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	233,977	528,188	195,537	957,702
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(249,171)	(2,607)	(6,197)	(6,275)	(264,250)

Balance at March 31, 2017	$5,758,804	$9,777,377	$22,698,011	$5,557,737	$43,791,929

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	385,022	525,031	128,771	1,038,824
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Effect of exchange rate changes	—	(2,607)	(5,125)	(1,867)	(9,599)

Balance at March 31, 2017	$—	$6,529,615	$18,596,506	$4,387,372	$29,513,493

Carrying amounts at March 31, 2017	$5,758,804	$3,247,762	$4,101,505	$1,170,365	$14,278,436

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.5% in its test of impairment as of December 31, 2017 to reflect the relevant specific risk in the cash-generating unit.

For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13,520 thousand related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses.

19.	OTHER ASSETS

	March 31, 2018	December 31, 2017	March 31, 2017

Repayment of bonds and interest - prepaid	$33,728,788	$—	$—
Tax receivable	4,471,031	4,021,602	1,921,963
Prepaid expenses	1,467,439	1,559,963	1,037,963
Others	1,793,794	1,623,995	1,689,373

	$41,461,052	$7,205,560	$4,649,299

Current portion	$39,947,321	$4,222,440	$3,025,168
Noncurrent portion	1,513,731	2,983,120	1,624,131

	$41,461,052	$7,205,560	$4,649,299

Based on the contract terms of corporate bonds issued, prior to the date on which the principal or interests become due, the Company needs to transfer such amount in advance to a designated agent for repayment of principal and interest. The agent will repay the funds to the bond holders at maturity date.

20.	SHORT-TERM LOANS

	March 31, 2018	December 31, 2017	March 31, 2017

Unsecured loans
Amount	$56,731,350	$63,766,850	$54,666,000

Original loan content
US$ (in thousands)	$1,950,000	$2,150,000	$1,800,000
Annual interest rate	1.92%-2.22%	1.54%-1.82%	1.08%-1.23%
Maturity date	Due by May 2018	Due by February 2018	Due by April 2017

21.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Three months ended March 31, 2017

Balance, beginning of period	$18,037,789
Provision	8,556,743
Payment	(15,250,080)
Effect of exchange rate changes	(46,132)

Balance, end of period	$11,298,320

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

Starting from 2018, the Company recognizes the estimation of sales returns and allowance as refund liability (classified under accrued expenses and other current liabilities) upon initial application of IFRS 15.

22.	BONDS PAYABLE

	March 31, 2018	December 31, 2017	March 31, 2017

Domestic unsecured bonds	$99,300,000	$116,100,000	$144,200,000
Overseas unsecured bonds	33,456,950	34,107,850	34,925,500

	132,756,950	150,207,850	179,125,500
Less: Discounts on bonds payable	(210)	(6,728)	(26,731)
Less: Current portion	(49,356,740)	(58,401,122)	(44,900,000)

	$83,400,000	$91,800,000	$134,198,769

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2018	1,150,000	1.625%	Bullet repayment; interest payable semi-annually

23.	GUARANTEE DEPOSITS

	March 31, 2018	December 31, 2017	March 31, 2017

Capacity guarantee	$11,637,200	$13,346,550	$18,222,000
Receivables guarantee	2,475,412	2,427,548	4,900,473
Others	251,267	306,521	173,876

	$14,363,879	$16,080,619	$23,296,349

Current portion (classified under accrued expenses and other current liabilities)	$8,372,518	$8,493,829	$10,974,881
Noncurrent portion	5,991,361	7,586,790	12,321,468

	$14,363,879	$16,080,619	$23,296,349

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

24.	EQUITY

a.	Capital stock

	March 31, 2018	December 31, 2017	March 31, 2017

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of March 31, 2018, 1,068,158 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,792 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2018	December 31, 2017	March 31, 2017

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	118,792	118,792	107,798
From share of changes in equities of associates	285,415	289,240	291,969
Donations	19,248	19,208	55

	$56,305,751	$56,309,536	$56,282,118

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation provide the policy about the profit sharing bonus to employees, please refer to Note 29.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2017 and 2016 earnings have been approved by TSMC’s Board of Directors in its meeting held on February 13, 2018 and by TSMC’s shareholders in its meeting held on June 8, 2017, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2017	Year 2016	Year 2017	Year 2016

Legal capital reserve	$34,311,148	$33,424,718
Special capital reserve	26,907,527	—
Cash dividends to shareholders	207,443,044	181,512,663	$8	$7

	$268,661,719	$214,937,381

The appropriations of earnings for 2017 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 5, 2018 (expected).

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2018
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Compensation	Total

Balance at January 1, 2018 (IFRS9)	$(26,697,680)	$(524,915)	$4,226	$(10,290)	$(27,228,659)
Exchange differences arising on translation of foreign operations	(6,476,324)	—	—	—	(6,476,324)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	—	(22,034)	—	—	(22,034)
Debt instruments	—	(979,455)	—	—	(979,455)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	—	13,051	—	—	13,051
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	—	252,328	—	—	252,328
Loss allowance adjustments from debt instruments	—	(283)	—	—	(283)
Gain (loss) arising on changes in the fair value of hedging instruments	—	—	37,282	—	37,282
Share of other comprehensive income (loss) of associates	(39,352)	62	—	—	(39,290)
Share of unearned stock-based employee compensation of associates	—	—	—	3,111	3,111
Income tax effect	—	43,680	(4,474)	—	39,206

Balance, end of period	$(33,213,356)	$(1,217,566)	$37,034	$(7,179)	$(34,401,067)

	Three Months Ended March 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(21,242,411)	—	—	—	(21,242,411)
Changes in fair value of available-for-sale financial assets	—	(106,236)	—	—	(106,236)
Cumulative (gain) loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	9,796	—	—	9,796
Share of other comprehensive income (loss) of associates	(61,681)	24	—	—	(61,657)
Share of unearned stock-based employee compensation of associates	—	—	—	(19,502)	(19,502)
Income tax effect	—	46,400	—	—	46,400

Balance, end of period	$(19,642,855)	$(47,375)	$105	$(19,502)	$(19,709,627)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

25.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

Production	Three Months Ended March 31, 2018

Wafer	$219,691,663
Others	28,387,008

$248,078,671

Region	Three Months Ended March 31, 2018

Taiwan	$18,401,294
United States	145,216,734
China	46,513,034
Europe, the Middle East and Africa	17,460,367
Japan	16,546,283
Others	3,940,959

$248,078,671

The Company categorized the net revenue mainly based on the country in which the customer is headquartered.

Application Type	Three Months Ended March 31, 2018

Communication	$136,894,555
Industrial/Standard	57,749,827
Computer	37,589,134
Consumer	15,845,155

$248,078,671

Customer Type	Three Months Ended March 31, 2018

Fabless semiconductor companies/systems companies	$204,360,744
Integrated device manufacturers	43,529,466
Others	188,461

$248,078,671

Resolution	Three Months Ended March 31, 2018

10-nanometer	$40,853,554
16/20-nanometer	47,322,891
28-nanometer	44,156,689
40/45-nanometer	25,240,238
65-nanometer	20,445,219
90-nanometer	10,038,144
0.11/0.13 micron	5,448,803
0.15/0.18 micron	19,293,863
0.25 micron and above	6,892,262

Wafer revenue	$219,691,663

b.	Contract balances

	March 31, 2018	January 1, 2018

Contract liabilities (classified under accrued expenses and other current liabilities)	$27,076,312	$32,434,829

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

In the first quarter of 2018, the Company recognized NT$26,965,981 thousand in revenue from the beginning balance of contract liability.

26.	OTHER GAINS AND LOSSES

	Three Months Ended March 31
	2018	2017

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(252,328)	$—
Available-for-sale financial assets	—	(8,982)
Other gains	4,970	36,095
Net gain on financial instruments at FVTPL
Held for trading	—	373,140
Mandatorily measured at FVTPL	1,108,710	—
Designated as at FVTPL	—	50,134
Gain (loss) arising from fair value hedges, net	352	(19,487)
Impairment loss of financial assets
Financial assets carried at cost	—	(12,032)
The reversal of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	283	—
Financial assets at amortized cost	1,474	—
Other losses	(98,273)	(3,679)

	$765,188	$415,189

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended March 31
	2018	2017

Current income tax expense
Current tax expense recognized in the current period	$10,984,946	$12,642,088
Other income tax adjustments	39,385	36,356

	11,024,331	12,678,444

Deferred income tax benefit
Effect of tax rate changes	(376,065)	—
The origination and reversal of temporary differences	(492,219)	(1,039,536)
Investment tax credits and operating loss carryforward	—	(1,437,317)

	(868,284)	(2,476,853)

Income tax expense recognized in profit or loss	$10,156,047	$10,201,591

In 2018, the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. The effect of the change in tax rate on deferred tax income to be recognized in profit or loss is NT$1,474,808 thousand, of which NT$1,098,743 thousand has not been recognized as of March 31, 2018, with corresponding effect recognized throughout the interim periods. In addition, the tax rate applicable to unappropriated earnings was reduced from 10% to 5%.

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2018	2017

Deferred income tax benefit (expense)
Related to unrealized gain/loss on financial assets at FVTOCI	$43,680	$—
Related to gain/loss on cash flow hedges	(4,474)	—
Related to unrealized gain/loss on available-for-sale financial assets	—	46,400

	$39,206	$46,400

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Three Months Ended March 31
	2018	2017

Basic EPS	$3.46	$3.38

Diluted EPS	$3.46	$3.38

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31,2018

Basic/Diluted EPS
Net income available to common shareholders of the parent	$89,784,622	25,930,380	$3.46

Three months ended March 31,2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$87,628,898	25,930,380	$3.38

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2018	2017

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$64,798,902	$54,492,962
Recognized in operating expenses	5,652,531	4,634,177
Recognized in other operating income and expenses	10,853	6,222

	$70,462,286	$59,133,361

b. Amortization of intangible assets
Recognized in cost of revenue	$484,597	$527,908
Recognized in operating expenses	550,994	510,916

	$1,035,591	$1,038,824

c. Research and development expenses	$20,428,594	$19,412,393

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$619,490	$575,760
Defined benefit plans	70,436	67,875

	689,926	643,635
Other employee benefits	26,391,042	25,289,182

	$27,080,968	$25,932,817

Employee benefits expense summarized by function
Recognized in cost of revenue	$15,878,407	$15,228,900
Recognized in operating expenses	11,202,561	10,703,917

	$27,080,968	$25,932,817

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$6,023,994 thousand and NT$5,877,094 thousand for the three months ended March 31, 2018 and 2017, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019,082 thousand and NT$368,919 thousand in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively, had been approved by the Board of Directors of TSMC held on February 13, 2018 and February 14, 2017, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017 and 2016, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

30.	CASH FLOW INFORMATION

Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2018	Financing Cash Flow	Foreign Exchange Movement	Other Changes (Note)	Balance as of March 31, 2018

Short-term loans	$63,766,850	$(5,774,830)	$(1,260,670)	$—	$56,731,350
Guarantee deposits	16,080,619	(54,135)	(182,905)	(1,479,700)	14,363,879
Bonds payable	150,201,122	(16,800,000)	(650,823)	6,441	132,756,740

Total	$230,048,591	$(22,628,965)	$(2,094,398)	$(1,473,259)	$203,851,969

Note:	Other changes includes amortization of bonds payable and guarantee deposits refunded to customers by offsetting related accounts receivable.

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

March 31, 2018

Financial assets
Financial assets at FVTPL (Note 1)	$963,915
Financial assets at FVOCI (Note 2)	101,749,350
Hedging financial assets	26,357
Amortized cost (Note 3)	719,404,172

$822,143,794

Financial liabilities
FVTPL (Note 4)	$170,673
Hedging financial liabilities	79,182
Amortized cost (Note 5)	320,473,302

$320,723,157

Note 1:	Financial assets mandatorily measured at FVTPL.
Note 2:	Including debt and equity investments.
Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Held for trading.
Note 5:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, and guarantee deposits.

	December 31, 2017	March 31, 2017

Financial assets
FVTPL (Note 6)	$569,751	$5,374,003
Available-for-sale financial assets (Note 7)	98,248,410	75,163,089
Held-to-maturity financial assets	20,821,714	38,639,832
Hedging derivative financial assets	34,394	—
Loans and receivables (Note 8)	684,416,654	678,221,474

	$804,090,923	$797,398,398

Financial liabilities
FVTPL (Note 6)	$26,709	$124,935
Hedging derivative financial liabilities	15,562	3,908
Amortized cost (Note 9)	340,501,266	358,368,663

	$340,543,537	$358,497,506

Note 6:	Including held for trading and designated as at FVTPL.

Note 7:	Including financial assets carried at cost.

Note 8:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 9:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Most of the Company’s revenues and expenditures are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company uses derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge the Company’s existing and certain forecasted currency exposure. These hedges will offset only a portion of, but do not eliminate, the financial impact from movements in foreign currency exchange rates.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the three months ended March 31, 2018 and 2017 would have decreased by NT$1,060,765 thousand and NT$878,838 thousand, respectively, and the other comprehensive income for the three months ended March 31, 2018 would have decreased by NT$326,872 thousand.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. As of December 31, 2017, the Company had no outstanding long-term bank loans.

The Company classified its investments in fixed income securities as financial assets at FVTPL, financial assets at FVTOCI and financial assets at amortized costs starting from 2018; as available-for-sale and held-to-maturity financial assets in 2017. Because financial assets at amortized costs and held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, financial assets at FVTPL, financial assets at FVTOCI and available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its financial assets at FVTPL and FVTOCI and available-for-sale fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in profit or loss by 73,285 thousand for the three months ended March 31, 2018, and in a decrease in other comprehensive income by NT$2,243,927 thousand and NT$1,778,761 thousand for three months ended March 31, 2018 and 2017, respectively.

Other price risk

The Company is exposed to equity price risk for 2018 and 2017 arising from financial assets at FVTOCI and available-for-sale equity investments, respectively.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the three months ended March 31, 2018 and 2017, the other comprehensive income would have decreased by NT$395,686 thousand and NT$327,239 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s trade receivables are from its customers worldwide. The majority of the Company’s outstanding trade receivables are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on trade receivables, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2018, December 31, 2017 and March 31, 2017, the Company’s ten largest customers accounted for 76%, 70% and 73% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

The risk management of expected credit loss for financial assets at amortized cost and investments in debt instruments at FVTOCI is as follows:

The Company only invests in debt instruments that are rated as investment grade or higher. The credit rating information is supplied by external rating agencies. The Company assesses whether there has been a significant increase in credit risk since initial recognition by reviewing changes in external credit ratings, financial market and material information of the bond-issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating on trade date and valuation date: (1) Within investment grade (2) Between BB+ and BB-	12 months expected credit loss	0~0.11%
Doubtful	Credit rating on trade date and valuation date: (1) From investment grade to non-investment grade (2) From BB+~BB-to B+~CCC-	Lifetime expected credit loss-not credit impaired	—

(Continued)

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

In default	Credit rating CC or below	Lifetime expected credit loss-credit impaired	—
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	—

(Concluded)

For the three months ended March 31, 2018, the expected credit loss decreases NT$2,486 thousand, mainly attributed to increase in debt investments of higher credit rating.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, debt investment at FVTPL, financial assets at FVTOCI-Current, and financial assets amortized at cost-Current.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

March 31, 2018

Non-derivative financial liabilities

Short-term loans	$56,787,188	$—	$—	$—	$56,787,188
Accounts payable (including related parties)	29,041,977	—	—	—	29,041,977
Payables to contractors and equipment suppliers	47,828,289	—	—	—	47,828,289
Accrued expenses and other current liabilities	39,751,067	—	—	—	39,751,067
Bonds payable	51,058,202	62,362,560	17,128,725	6,143,816	136,693,303
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,372,518	5,908,158	83,203	—	14,363,879

	232,839,241	68,270,718	17,211,928	6,143,816	324,465,703

Derivative financial instruments

Forward exchange contracts
Outflows	69,663,091	—	—	—	69,663,091
Inflows	(69,633,869)	—	—	—	(69,633,869)

	29,222	—	—	—	29,222

	$232,868,463	$68,270,718	$17,211,928	$6,143,816	$324,494,925

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2017

Non-derivative financial liabilities

Short-term loans	$63,801,977	$—	$—	$—	$63,801,977
Accounts payable (including related parties)	30,069,163	—	—	—	30,069,163
Payables to contractors and equipment suppliers	55,723,774	—	—	—	55,723,774
Accrued expenses and other current liabilities	24,659,738	—	—	—	24,659,738
Bonds payable	60,176,818	68,378,787	7,777,715	18,203,601	154,536,921
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493,829	7,503,151	83,639	—	16,080,619

	242,925,299	75,881,938	7,861,354	18,203,601	344,872,192

Derivative financial instruments

Forward exchange contracts
Outflows	67,393,539	—	—	—	67,393,539
Inflows	(67,957,919)	—	—	—	(67,957,919)

	(564,380)	—	—	—	(564,380)

	$242,360,919	$75,881,938	$7,861,354	$18,203,601	$344,307,812

March 31, 2017

Non-derivative financial liabilities

Short-term loans	$54,687,875	$—	$—	$—	$54,687,875
Accounts payable (including related parties)	24,252,762	—	—	—	24,252,762
Payables to contractors and equipment suppliers	57,671,953	—	—	—	57,671,953
Accrued expenses and other current liabilities	19,353,790	—	—	—	19,353,790
Bonds payable	47,013,779	101,618,771	13,673,294	22,881,721	185,187,565
Long-term bank loans	10,463	19,954	—	—	30,417
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	10,974,881	12,235,825	85,643	—	23,296,349

	213,965,503	113,874,550	13,758,937	22,881,721	364,480,711

Derivative financial instruments

Forward exchange contracts
Outflows	36,386,668	—	—	—	36,386,668
Inflows	(36,341,820)	—	—	—	(36,341,820)

	44,848	—	—	—	44,848

	$214,010,351	$113,874,550	$13,758,937	$22,881,721	$364,525,559

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2018
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Agency bonds/Agency mortgage-backed securities	$—	$754,545	$—	$754,545
Forward exchange contracts	—	113,426	—	113,426
Asset-backed securities	—	95,944	—	95,944

	$—	$963,915	$—	$963,915

Financial assets at FVTOCI

Investments in debt instruments at FVTOCI
Corporate bonds	$—	$37,980,277	$—	$37,980,277
Agency bonds/Agency mortgage-backed securities	—	32,189,767	—	32,189,767
Asset-backed securities	—	13,671,612	—	13,671,612
Government bonds	9,395,235	98,969	—	9,494,204
Commercial paper	—	57,877	—	57,877
Investments in equity instruments at FVTOCI
Non-publicly traded stocks	—	—	3,032,070	3,032,070
Funds	—	—	3,003,834	3,003,834
Publicly traded stocks	2,319,709	—	—	2,319,709

	$11,714,944	$83,998,502	$6,035,904	$101,749,350

Hedging financial assets

Cash flow hedges
Forward exchange contracts	$—	$26,357	$—	$26,357

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$170,673	$—	$170,673

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$74,811	$—	$—	$74,811
Cash flow hedges
Forward exchange contracts	—	4,371	—	4,371

	$74,811	$4,371	$—	$79,182

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$569,751	$—	$569,751

Available-for-sale financial assets

Corporate bonds	$—	$40,165,148	$—	$40,165,148
Agency bonds/Agency mortgage-backed securities	—	29,235,388	—	29,235,388
Asset-backed securities	—	13,459,545	—	13,459,545
Government bonds	7,715,980	101,743	—	7,817,723
Publicly traded stocks	2,548,054	—	—	2,548,054
Commercial paper	—	148,295	—	148,295

	$10,264,034	$83,110,119	$—	$93,374,153

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$27,016	$—	$—	$27,016
Cash flow hedges
Forward exchange contracts	—	7,378	—	7,378

	$27,016	$7,378	$—	$34,394

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$26,709	$—	$26,709

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$15,562	$—	$15,562

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$23,432	$—	$23,432
Designated as at FVTPL
Time deposit	—	5,344,256	—	5,344,256
Forward exchange contracts	—	6,315	—	6,315

	$—	$5,374,003	$—	$5,374,003

Available-for-sale financial assets

Corporate bonds	$—	$31,423,219	$—	$31,423,219
Agency bonds/Agency mortgage-backed securities	—	17,234,724	—	17,234,724
Asset-backed securities	—	11,252,756	—	11,252,756
Government bonds	7,726,028	105,232	—	7,831,260
Publicly traded stocks	2,849,231	—	—	2,849,231
Commercial paper	—	492,607	—	492,607

	$10,575,259	$60,508,538	$—	$71,083,797

(Continued)

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$80,795	$—	$80,795
Designated as at FVTPL
Forward exchange contracts	—	44,140	—	44,140

	$—	$124,935	$—	$124,935

Hedging derivative financial liabilities

Interest rate futures contracts	$3,908	$—	$—	$3,908

(Concluded)

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds, agency bonds, agency mortgage-backed securities and some government bonds as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

There were no transfers between Level 1 and Level 2 for the three months ended March 31, 2018.

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the three months ended March 31, 2018 were as follows:

Balance at January 1, 2018	$5,841,384
Additions	128,951
Total gains or losses recognized in other comprehensive income	205,421
Disposals	(45,210)
Effect of exchange rate changes	(94,642)

Balance at March 31, 2018	$6,035,904

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices provided by third party pricing services.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted yield curves that are derived from quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

Valuation techniques and assumptions used in Level 3 fair value Measurement

The fair values of non-public stocks and funds are mainly determined by using the asset approach, the income approach, and the market approach.

To determine the fair value for the funds, the Company utilizes the asset approach and takes into account the net asset value measured at the fair value by independent parties. On March 31, 2018, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$31,078 thousand if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On March 31, 2018, the Company uses significant unobservable inputs, which include long term revenue growth rate of approximately 3%, discount rate of 8.5%, discount for lack of marketability of 10%, and discounts for lack of control of 10%. When other inputs remain equal, if long term revenue growth rate decreases by 1%, the fair value will decrease by NT$41,323 thousand; if discount rate increases by 1%, the fair value will decrease by NT$75,000 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$21,520 thousand; if discount for lack of control increases by 1%, the fair value will decrease by NT$21,520 thousand.

For the remaining few investments, the market approach is used to arrive at their fair value, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

	March 31, 2018
	Carrying Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$18,467,935	$18,618,060
Structured product	1,454,047	1,447,779

Financial liabilities

Financial assets at amortized costs
Bonds payable	132,756,740	134,616,063

	December 31, 2017		March 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds	$19,338,764	$19,541,419	$22,241,885	$22,431,579
Structured product	1,482,950	1,475,350	1,518,500	1,513,549
Commercial paper	—	—	10,323,947	10,343,339
Negotiable certificate of deposit	—	—	4,555,500	4,568,438

Financial liabilities

Measured at amortized cost
Bonds payable	150,201,122	152,077,728	179,098,769	180,786,416

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	March 31, 2018
	Level 1	Level 2	Level 3	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$—	$18,618,060	$—	$18,618,060
Structured product	—	1,447,779	—	1,447,779

	$—	$20,065,839	$—	$20,065,839

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$—	$134,616,063	$—	$134,616,063

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$—	$19,541,419	$—	$19,541,419
Structured product	—	1,475,350	—	1,475,350

	$—	$21,016,769	$—	$21,016,769

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$152,077,728	$—	$152,077,728

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$—	$22,431,579	$—	$22,431,579
Commercial paper	—	10,343,339	—	10,343,339
Negotiable certificate of deposit	—	4,568,438	—	4,568,438
Structured product	—	1,513,549	—	1,513,549

	$—	$38,856,905	$—	$38,856,905

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$180,786,416	$—	$180,786,416

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and negotiable certificate of deposit are determined by quoted market prices provided by third party pricing services. The fair value of structured products are determined by quoted market prices provided by the counterparty.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted yield curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended March 31
		2018	2017

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,174,536	$1,524,150

Net revenue from royalties	Associates	$126,102	$117,775

c.	Purchases

	Three Months Ended March 31
	2018	2017

Related Party Categories

Associates	$2,223,350	$2,628,068

d.	Receivables from related parties

		March 31, 2018	December 31, 2017	March 31, 2017

Item	Related Party Name/Categories

Receivables from related parties	GUC	$1,119,260	$1,022,892	$494,839
	Xintec	60,052	161,232	—

		$1,179,312	$1,184,124	$494,839

Other receivables from related parties	VIS	$77,843	$78,141	$84,321
	SSMC	49,604	83,099	50,474
	Other associates	2,623	9,818	256

		$130,070	$171,058	$135,051

e.	Payables to related parties

		March 31, 2018	December 31, 2017	March 31, 2017

Item	Related Party Name

Payables to related parties	VIS	$452,091	$409,950	$604,897
	Xintec	406,234	817,930	171,524
	SSMC	359,001	406,959	383,246
	Other associates	6,981	21,517	11,528

		$1,224,307	$1,656,356	$1,171,195

f.	Accrued expenses and other current liabilities

		March 31, 2018	December 31, 2017	March 31, 2017

Item	Related Party Categories

Contract liabilities	Associates	$17,402	$—	$—

Advance receipts	Associates	$—	$96,502	$384,778

g.	Others

		Three Months Ended March 31
		2018	2017

Item	Related Party Categories

Manufacturing expenses	Associates	$672,932	$256,657

General and administrative expenses	Other related parties	$45,074	$12,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31
	2018	2017

Short-term employee benefits	$534,943	$527,053
Post-employment benefits	21,645	1,146

	$556,588	$528,199

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2018, December 31, 2017 and March 31, 2017, the aforementioned other financial assets amounted to NT$117,677 thousand, NT$165,618 thousand and NT$157,244 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	March 31, 2018	December 31, 2017	March 31, 2017

Not later than 1 year	$4,853,387	$3,116,209	$1,272,661
Later than 1 year and not later than 5 years	5,088,935	5,174,729	3,639,334
Later than 5 years	9,318,985	8,905,848	6,727,624

	$ 19,261,307	$ 17,196,786	$ 11,639,619

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2018, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2018.

c.	In May 2017, Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. Cohen’s case has been transferred to and consolidated with the responsive declaratory judgment case for non-infringement of Cohen’s asserted patents filed by TSMC and TSMC North America in the U.S. District Court for the Northern District of California. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which has asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We are cooperating with the Commission to provide the requested information and documents. In light of the fact that this proceeding is still in its preliminary stage, it is premature to predict how the case will proceed, the outcome of the proceeding or its impact.

e.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of March 31, 2018, December 31, 2017 and March 31, 2017 were NT$66,914 thousand, NT$94,909 thousand and NT$97,184 thousand, respectively.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2018

Financial assets

Monetary items
USD	$4,428,364	29.093		$128,834,383
USD	651,633	6.264	(Note 2)	18,957,968
EUR	74,176	35.92		2,664,388
JPY	711,970	0.2746		195,507
Non-monetary items
HKD	216,534	3.71		803,343

Financial liabilities

Monetary items
USD	4,040,810	29.093		117,559,276
EUR	184,925	35.92		6,642,497
JPY	38,476,708	0.2746		10,565,704

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2017

Financial assets

Monetary items
USD	$5,668,611	29.659		$168,125,342
USD	580,555	6.512	(Note 2)	17,218,674
EUR	236,474	35.45		8,383,015
JPY	34,335,661	0.2629		9,026,845
Non-monetary items
HKD	285,336	3.80		1,084,276

Financial liabilities

Monetary items
USD	4,048,384	29.659		120,071,030
EUR	415,819	35.45		14,740,766
JPY	43,205,838	0.2629		11,358,815

March 31, 2017

Financial assets

Monetary items
USD	$4,344,232	30.370		$131,934,327
USD	305,563	6.891	(Note 2)	9,279,956
EUR	12,694	32.61		413,957
JPY	418,699	0.2731		114,347
Non-monetary items
HKD	203,027	3.91		793,837

Financial liabilities

Monetary items
USD	4,228,469	30.370		128,418,618
EUR	211,843	32.61		6,908,184
JPY	53,477,096	0.2731		14,604,595

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2018 and 2017, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 13;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	45,908,750 5,500,000 700,000	) & )	$ (RMB (US$	45,908,750 5,500,000 700,000)	) &	$ (RMB (US$	22,012,290 3,800,000 150,000	) & )	1.30%-1.88%	The need for short-term and long-term financing	$—	Operating capital	$—	—	$—	$53,530,304	$53,530,304
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	43,639,500 1,500,000)			—			—		—	The need for short-term financing	—	Operating capital	—	—	—	362,900,046	362,900,046

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$401,474,597	$ (US$	33,456,950 1,150,000)	$ (US$	33,456,950 1,150,000)	$ (US$	33,456,950 1,150,000)	$—	2.08%	$401,474,597	Yes	No	No
		TSMC North America	Subsidiary	401,474,597	(US$	2,420,925 83,213)	(US$	2,420,925 83,213)	(US$	2,420,925 83,213)	—	0.15%	401,474,597	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Common stock
	Motech	—	Financial assets at fair value through other comprehensive income	58,320		$1,306,363	11		$1,306,363
	Semiconductor Manufacturing International Corporation	—	”	21,105		803,343	—		803,343
	United Industrial Gases Co., Ltd.	—	”	21,230		558,744	10		558,744
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		353,303	7		353,303
	Global Investment Holding Inc.	—	”	11,124		94,543	6		94,543
	W.K. Technology Fund IV	—	”	1,152		9,587	2		9,587

	Fund
	Horizon Ventures Fund	—	Financial assets at fair value through other comprehensive income	—		6,715	12		6,715
	Crimson Asia Capital	—	”	—		5,863	1		5,863

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets at fair value through other comprehensive income	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	12		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets at fair value through other comprehensive income	—	US$	14,447	6	US$	14,447
	China Walden Venture Investments II, L.P.	—	”	—	US$	8,048	9	US$	8,048
	China Walden Venture Investments III, L.P.	—	”	—	US$	1,400	5	US$	1,400

TSMC Global	Corporate bond
	Bank of America Corp	—	Financial assets at fair value through other comprehensive income	—	US$	41,775	N/A	US$	41,775
	Morgan Stanley	—	”	—	US$	41,616	N/A	US$	41,616
	JPMorgan Chase & Co	—	”	—	US$	40,145	N/A	US$	40,145
	Goldman Sachs Group Inc/The	—	”	—	US$	33,315	N/A	US$	33,315
	Citigroup Inc	—	”	—	US$	28,536	N/A	US$	28,536
	AT&T Inc	—	”	—	US$	26,534	N/A	US$	26,534
	CVS Health Corp	—	”	—	US$	24,628	N/A	US$	24,628
	Verizon Communications Inc	—	”	—	US$	18,854	N/A	US$	18,854
	Ford Motor Credit Co LLC	—	”	—	US$	16,938	N/A	US$	16,938
	Apple Inc	—	”	—	US$	15,096	N/A	US$	15,096
	Credit Suisse AG/New York NY	—	”	—	US$	13,451	N/A	US$	13,451
	Anheuser-Busch InBev Finance Inc	—	”	—	US$	13,224	N/A	US$	13,224
	Celgene Corp	—	”	—	US$	12,459	N/A	US$	12,459
	PNC Bank NA	—	”	—	US$	12,269	N/A	US$	12,269
	BAT Capital Corp	—	”	—	US$	12,206	N/A	US$	12,206
	Daimler Finance North America LLC	—	”	—	US$	11,917	N/A	US$	11,917
	AbbVie Inc	—	”	—	US$	11,375	N/A	US$	11,375
	BP Capital Markets PLC	—	”	—	US$	11,080	N/A	US$	11,080
	Southern Co/The	—	”	—	US$	10,510	N/A	US$	10,510
	Cardinal Health Inc	—	”	—	US$	10,333	N/A	US$	10,333
	ABN AMRO Bank NV	—	”	—	US$	9,890	N/A	US$	9,890
	Wells Fargo & Co	—	”	—	US$	9,709	N/A	US$	9,709
	HSBC Holdings PLC	—	”	—	US$	9,695	N/A	US$	9,695

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Capital One NA/Mclean VA	—	Financial assets at fair value through other comprehensive income	—	US$	9,277	N/A	US$	9,277
	Sumitomo Mitsui Financial Group Inc	—	”	—	US$	9,250	N/A	US$	9,250
	Macquarie Group Ltd	—	”	—	US$	9,100	N/A	US$	9,100
	Mitsubishi UFJ Financial Group Inc	—	”	—	US$	8,975	N/A	US$	8,975
	Wells Fargo Bank NA	—	”	—	US$	8,872	N/A	US$	8,872
	Analog Devices Inc	—	”	—	US$	8,856	N/A	US$	8,856
	ERAC USA Finance LLC	—	”	—	US$	8,652	N/A	US$	8,652
	Tyson Foods Inc	—	”	—	US$	8,340	N/A	US$	8,340
	Toronto-Dominion Bank/The	—	”	—	US$	8,241	N/A	US$	8,241
	Duke Energy Corp	—	”	—	US$	8,162	N/A	US$	8,162
	American International Group Inc	—	”	—	US$	7,861	N/A	US$	7,861
	Hewlett Packard Enterprise Co	—	”	—	US$	7,813	N/A	US$	7,813
	Svenska Handelsbanken AB	—	”	—	US$	7,762	N/A	US$	7,762
	Huntington National Bank/The	—	”	—	US$	7,717	N/A	US$	7,717
	Tencent Holdings Ltd	—	”	—	US$	7,685	N/A	US$	7,685
	UBS Group Funding Switzerland AG	—	”	—	US$	7,396	N/A	US$	7,396
	Westpac Banking Corp	—	”	—	US$	7,371	N/A	US$	7,371
	Reckitt Benckiser Treasury Services PLC	—	”	—	US$	7,349	N/A	US$	7,349
	ANZ New Zealand Int’l Ltd/London	—	”	—	US$	7,255	N/A	US$	7,255
	Deutsche Telekom International Finance BV	—	”	—	US$	7,126	N/A	US$	7,126
	Microsoft Corp	—	”	—	US$	7,106	N/A	US$	7,106
	Skandinaviska Enskilda Banken AB	—	”	—	US$	7,070	N/A	US$	7,070
	Banque Federative du Credit Mutuel SA	—	”	—	US$	7,028	N/A	US$	7,028
	Bank of New York Mellon Corp/The	—	”	—	US$	7,014	N/A	US$	7,014
	Siemens Financieringsmaatschappij NV	—	”	—	US$	6,977	N/A	US$	6,977
	Hyundai Capital America	—	”	—	US$	6,948	N/A	US$	6,948
	Barclays PLC	—	”	—	US$	6,898	N/A	US$	6,898
	Dominion Energy Inc	—	”	—	US$	6,796	N/A	US$	6,796
	Marriott International Inc/MD	—	”	—	US$	6,793	N/A	US$	6,793
	Citizens Bank NA/Providence RI	—	”	—	US$	6,630	N/A	US$	6,630
	QUALCOMM Inc	—	”	—	US$	6,529	N/A	US$	6,529
	Mizuho Financial Group Inc	—	”	—	US$	6,402	N/A	US$	6,402
	Reliance Standard Life Global Funding II	—	”	—	US$	6,400	N/A	US$	6,400
	Fifth Third Bancorp	—	”	—	US$	6,390	N/A	US$	6,390
	Banco Santander SA	—	”	—	US$	6,289	N/A	US$	6,289
	21st Century Fox America Inc	—	”	—	US$	6,245	N/A	US$	6,245
	Dow Chemical Co/The	—	”	—	US$	6,214	N/A	US$	6,214
	Welltower Inc	—	”	—	US$	6,172	N/A	US$	6,172
	Santander UK Group Holdings PLC	—	”	—	US$	6,101	N/A	US$	6,101
	Northrop Grumman Corp	—	”	—	US$	6,052	N/A	US$	6,052
	Nordea Bank AB	—	”	—	US$	6,046	N/A	US$	6,046
	SMBC Aviation Capital Finance DAC	—	”	—	US$	5,869	N/A	US$	5,869
	KeyCorp	—	”	—	US$	5,823	N/A	US$	5,823
	Manufacturers & Traders Trust Co	—	”	—	US$	5,801	N/A	US$	5,801
	UBS AG/London	—	”	—	US$	5,770	N/A	US$	5,770
	Schlumberger Holdings Corp	—	”	—	US$	5,704	N/A	US$	5,704
	Oracle Corp	—	”	—	US$	5,702	N/A	US$	5,702
	Air Lease Corp	—	”	—	US$	5,596	N/A	US$	5,596
	Santander UK PLC	—	”	—	US$	5,592	N/A	US$	5,592
	Toyota Motor Credit Corp	—	”	—	US$	5,592	N/A	US$	5,592
	Penske Truck Leasing Co Lp / PTL Finance Corp	—	”	—	US$	5,521	N/A	US$	5,521
	UBS AG/Stamford CT	—	”	—	US$	5,458	N/A	US$	5,458
	ITC Holdings Corp	—	”	—	US$	5,385	N/A	US$	5,385
	Amgen Inc	—	”	—	US$	5,215	N/A	US$	5,215
	International Bank for Reconstruction & Development	—	”	—	US$	5,164	N/A	US$	5,164
	Montpelier Re Holdings Ltd	—	”	—	US$	5,163	N/A	US$	5,163
	McCormick & Co Inc/MD	—	”	—	US$	5,146	N/A	US$	5,146

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Jackson National Life Global Funding	—	Financial assets at fair value through other comprehensive income	—	US$	5,073	N/A	US$	5,073
	Branch Banking & Trust Co	—	”	—	US$	5,025	N/A	US$	5,025
	Aviation Capital Group Corp	—	”	—	US$	5,009	N/A	US$	5,009
	KeyBank NA/Cleveland OH	—	”	—	US$	4,980	N/A	US$	4,980
	Cigna Corp	—	”	—	US$	4,968	N/A	US$	4,968
	Rockwell Collins Inc	—	”	—	US$	4,933	N/A	US$	4,933
	BB&T Corp	—	”	—	US$	4,875	N/A	US$	4,875
	US Bancorp	—	”	—	US$	4,841	N/A	US$	4,841
	Cox Communications Inc	—	”	—	US$	4,795	N/A	US$	4,795
	BPCE SA	—	”	—	US$	4,765	N/A	US$	4,765
	American Express Credit Corp	—	”	—	US$	4,748	N/A	US$	4,748
	Five Corners Funding Trust	—	”	—	US$	4,700	N/A	US$	4,700
	Shell International Finance BV	—	”	—	US$	4,681	N/A	US$	4,681
	Air Liquide Finance SA	—	”	—	US$	4,672	N/A	US$	4,672
	SunTrust Banks Inc	—	”	—	US$	4,567	N/A	US$	4,567
	AEP Texas Inc	—	”	—	US$	4,480	N/A	US$	4,480
	Ryder System Inc	—	”	—	US$	4,427	N/A	US$	4,427
	New York Life Global Funding	—	”	—	US$	4,415	N/A	US$	4,415
	US Bank NA/Cincinnati OH	—	”	—	US$	4,341	N/A	US$	4,341
	Bank of Montreal	—	”	—	US$	4,306	N/A	US$	4,306
	Enterprise Products Operating LLC	—	”	—	US$	4,299	N/A	US$	4,299
	Lloyds Bank PLC	—	”	—	US$	4,185	N/A	US$	4,185
	Exelon Generation Co LLC	—	”	—	US$	4,037	N/A	US$	4,037
	Ventas Realty LP / Ventas Capital Corp	—	”	—	US$	3,982	N/A	US$	3,982
	Mondelez International Holdings Netherlands BV	—	”	—	US$	3,979	N/A	US$	3,979
	Nuveen Finance LLC	—	”	—	US$	3,927	N/A	US$	3,927
	European Investment Bank	—	”	—	US$	3,899	N/A	US$	3,899
	Bank of Nova Scotia	—	”	—	US$	3,877	N/A	US$	3,877
	Intercontinental Exchange Inc	—	”	—	US$	3,862	N/A	US$	3,862
	Royal Bank of Canada	—	”	—	US$	3,823	N/A	US$	3,823
	Edison International	—	”	—	US$	3,814	N/A	US$	3,814
	NextEra Energy Capital Holdings Inc	—	”	—	US$	3,793	N/A	US$	3,793
	Express Scripts Holding Co	—	”	—	US$	3,788	N/A	US$	3,788
	Suncorp-Metway Ltd	—	”	—	US$	3,756	N/A	US$	3,756
	Husky Energy Inc	—	”	—	US$	3,683	N/A	US$	3,683
	Alimentation Couche-Tard Inc	—	”	—	US$	3,670	N/A	US$	3,670
	Canadian Imperial Bank of Commerce	—	”	—	US$	3,596	N/A	US$	3,596
	Credit Agricole SA/London	—	”	—	US$	3,588	N/A	US$	3,588
	Credit Suisse Group Funding Guernsey Ltd	—	”	—	US$	3,557	N/A	US$	3,557
	Protective Life Global Funding	—	”	—	US$	3,527	N/A	US$	3,527
	SES GLOBAL Americas Holdings GP	—	”	—	US$	3,513	N/A	US$	3,513
	LyondellBasell Industries NV	—	”	—	US$	3,431	N/A	US$	3,431
	Kroger Co/The	—	”	—	US$	3,292	N/A	US$	3,292
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	—	”	—	US$	3,209	N/A	US$	3,209
	Digital Realty Trust LP	—	”	—	US$	3,149	N/A	US$	3,149
	BNP Paribas SA	—	”	—	US$	3,048	N/A	US$	3,048
	African Development Bank	—	”	—	US$	2,998	N/A	US$	2,998
	Macquarie Bank Ltd	—	”	—	US$	2,965	N/A	US$	2,965
	Time Warner Inc	—	”	—	US$	2,945	N/A	US$	2,945
	Enel Finance International NV	—	”	—	US$	2,928	N/A	US$	2,928
	Anthem Inc	—	”	—	US$	2,850	N/A	US$	2,850
	Australia & New Zealand Banking Group Ltd/New York NY	—	”	—	US$	2,690	N/A	US$	2,690
	Lloyds Banking Group PLC	—	”	—	US$	2,685	N/A	US$	2,685
	Delta Air Lines 2007-1 Class A Pass Through Trust	—	”	—	US$	2,678	N/A	US$	2,678
	Fifth Third Bank/Cincinnati OH	—	”	—	US$	2,677	N/A	US$	2,677
	AutoZone Inc	—	”	—	US$	2,657	N/A	US$	2,657

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	PartnerRe Finance B LLC	—	Financial assets at fair value through other comprehensive income	—	US$	2,623	N/A	US$	2,623
	DXC Technology Co	—	”	—	US$	2,596	N/A	US$	2,596
	WR Berkley Corp	—	”	—	US$	2,534	N/A	US$	2,534
	NiSource Inc	—	”	—	US$	2,533	N/A	US$	2,533
	Metropolitan Life Global Funding I	—	”	—	US$	2,504	N/A	US$	2,504
	Pacific Gas & Electric Co	—	”	—	US$	2,497	N/A	US$	2,497
	Barclays Bank PLC	—	”	—	US$	2,472	N/A	US$	2,472
	Capital One Financial Corp	—	”	—	US$	2,456	N/A	US$	2,456
	Anheuser-Busch InBev Worldwide Inc	—	”	—	US$	2,455	N/A	US$	2,455
	Eastman Chemical Co	—	”	—	US$	2,398	N/A	US$	2,398
	Danske Bank A/S	—	”	—	US$	2,389	N/A	US$	2,389
	Xylem Inc/NY	—	”	—	US$	2,380	N/A	US$	2,380
	Aetna Inc	—	”	—	US$	2,331	N/A	US$	2,331
	EI du Pont de Nemours & Co	—	”	—	US$	2,316	N/A	US$	2,316
	SunTrust Bank/Atlanta GA	—	”	—	US$	2,312	N/A	US$	2,312
	Bank of Tokyo-Mitsubishi UFJ Ltd/The	—	”	—	US$	2,288	N/A	US$	2,288
	NBCUniversal Media LLC	—	”	—	US$	2,286	N/A	US$	2,286
	Simon Property Group LP	—	”	—	US$	2,265	N/A	US$	2,265
	Kimco Realty Corp	—	”	—	US$	2,241	N/A	US$	2,241
	ING Groep NV	—	”	—	US$	2,229	N/A	US$	2,229
	BAT International Finance PLC	—	”	—	US$	2,188	N/A	US$	2,188
	Pricoa Global Funding I	—	”	—	US$	2,186	N/A	US$	2,186
	BMW US Capital LLC	—	”	—	US$	2,178	N/A	US$	2,178
	Cintas Corp No 2	—	”	—	US$	2,166	N/A	US$	2,166
	ProAssurance Corp	—	”	—	US$	2,155	N/A	US$	2,155
	National Australia Bank Ltd/New York	—	”	—	US$	2,127	N/A	US$	2,127
	Wm Wrigley Jr Co	—	”	—	US$	2,124	N/A	US$	2,124
	Walgreens Boots Alliance Inc	—	”	—	US$	2,091	N/A	US$	2,091
	Commonwealth Bank of Australia/New York NY	—	”	—	US$	2,087	N/A	US$	2,087
	HCP Inc	—	”	—	US$	2,068	N/A	US$	2,068
	EOG Resources Inc	—	”	—	US$	2,013	N/A	US$	2,013
	British Telecommunications PLC	—	”	—	US$	1,993	N/A	US$	1,993
	Bank of New York Mellon Corp/The	—	”	—	US$	1,991	N/A	US$	1,991
	Realty Income Corp	—	”	—	US$	1,976	N/A	US$	1,976
	Duke Realty LP	—	”	—	US$	1,916	N/A	US$	1,916
	Societe Generale SA	—	”	—	US$	1,888	N/A	US$	1,888
	Magellan Midstream Partners LP	—	”	—	US$	1,886	N/A	US$	1,886
	Sempra Energy	—	”	—	US$	1,884	N/A	US$	1,884
	American Airlines 2013-2 Class A Pass Through Trust	—	”	—	US$	1,833	N/A	US$	1,833
	Orange SA	—	”	—	US$	1,817	N/A	US$	1,817
	Lam Research Corp	—	”	—	US$	1,800	N/A	US$	1,800
	Philip Morris International Inc	—	”	—	US$	1,795	N/A	US$	1,795
	WestRock RKT Co	—	”	—	US$	1,789	N/A	US$	1,789
	Brambles USA Inc	—	”	—	US$	1,769	N/A	US$	1,769
	State Grid Overseas Investment Ltd	—	”	—	US$	1,765	N/A	US$	1,765
	Visa Inc	—	”	—	US$	1,747	N/A	US$	1,747
	Regency Centers LP	—	”	—	US$	1,744	N/A	US$	1,744
	Dominion Energy Gas Holdings LLC	—	”	—	US$	1,733	N/A	US$	1,733
	Inter American Development Bank	—	”	—	US$	1,710	N/A	US$	1,710
	Citibank NA	—	”	—	US$	1,708	N/A	US$	1,708
	Regions Financial Corp	—	”	—	US$	1,670	N/A	US$	1,670
	General Electric Co	—	”	—	US$	1,607	N/A	US$	1,607
	Amazon.com Inc	—	”	—	US$	1,600	N/A	US$	1,600
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	”	—	US$	1,591	N/A	US$	1,591
	Gilead Sciences Inc	—	”	—	US$	1,589	N/A	US$	1,589
	Weyerhaeuser Co	—	”	—	US$	1,571	N/A	US$	1,571
	Lincoln National Corp	—	”	—	US$	1,563	N/A	US$	1,563

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Principal Life Global Funding II	—	Financial assets at fair value through other comprehensive income	—	US$	1,561	N/A	US$	1,561
	Phillips 66	—	”	—	US$	1,557	N/A	US$	1,557
	Sinopec Capital Ltd	—	”	—	US$	1,554	N/A	US$	1,554
	Berkshire Hathaway Energy Co	—	”	—	US$	1,551	N/A	US$	1,551
	Chevron Corp	—	”	—	US$	1,527	N/A	US$	1,527
	Caterpillar Financial Services Corp	—	”	—	US$	1,518	N/A	US$	1,518
	PSEG Power LLC	—	”	—	US$	1,495	N/A	US$	1,495
	McKesson Corp	—	”	—	US$	1,492	N/A	US$	1,492
	O’Reilly Automotive Inc	—	”	—	US$	1,492	N/A	US$	1,492
	Ares Capital Corp	—	”	—	US$	1,491	N/A	US$	1,491
	Harley-Davidson Financial Services Inc	—	”	—	US$	1,488	N/A	US$	1,488
	Standard Chartered PLC	—	”	—	US$	1,480	N/A	US$	1,480
	Abbott Laboratories	—	”	—	US$	1,474	N/A	US$	1,474
	HSBC USA Inc	—	”	—	US$	1,462	N/A	US$	1,462
	Guardian Life Global Funding	—	”	—	US$	1,452	N/A	US$	1,452
	CBS Corp	—	”	—	US$	1,441	N/A	US$	1,441
	Cooperatieve Rabobank UA/NY	—	”	—	US$	1,439	N/A	US$	1,439
	Sumitomo Mitsui Banking Corp	—	”	—	US$	1,437	N/A	US$	1,437
	Oesterreichische Kontrollbank AG	—	”	—	US$	1,437	N/A	US$	1,437
	HSBC Bank PLC	—	”	—	US$	1,431	N/A	US$	1,431
	American Express Co	—	”	—	US$	1,416	N/A	US$	1,416
	Monongahela Power Co	—	”	—	US$	1,398	N/A	US$	1,398
	Sysco Corp	—	”	—	US$	1,389	N/A	US$	1,389
	AIG Global Funding	—	”	—	US$	1,378	N/A	US$	1,378
	Georgia-Pacific LLC	—	”	—	US$	1,374	N/A	US$	1,374
	Texas Eastern Transmission LP	—	”	—	US$	1,369	N/A	US$	1,369
	Cboe Global Markets Inc	—	”	—	US$	1,359	N/A	US$	1,359
	CNA Financial Corp	—	”	—	US$	1,273	N/A	US$	1,273
	GATX Corp	—	”	—	US$	1,266	N/A	US$	1,266
	Entergy Arkansas Inc	—	”	—	US$	1,256	N/A	US$	1,256
	Nissan Motor Acceptance Corp	—	”	—	US$	1,251	N/A	US$	1,251
	Western Union Co/The	—	”	—	US$	1,249	N/A	US$	1,249
	Entergy Corp	—	”	—	US$	1,245	N/A	US$	1,245
	Consolidated Edison Inc	—	”	—	US$	1,199	N/A	US$	1,199
	Glencore Funding LLC	—	”	—	US$	1,198	N/A	US$	1,198
	Stryker Corp	—	”	—	US$	1,142	N/A	US$	1,142
	Kreditanstalt fuer Wiederaufbau	—	”	—	US$	1,131	N/A	US$	1,131
	Public Service Enterprise Group Inc	—	”	—	US$	1,128	N/A	US$	1,128
	ERP Operating LP	—	”	—	US$	1,110	N/A	US$	1,110
	Marsh & McLennan Cos Inc	—	”	—	US$	1,077	N/A	US$	1,077
	CA Inc	—	”	—	US$	1,059	N/A	US$	1,059
	Swedbank AB	—	”	—	US$	1,058	N/A	US$	1,058
	Reinsurance Group of America Inc	—	”	—	US$	1,049	N/A	US$	1,049
	International Paper Co	—	”	—	US$	1,048	N/A	US$	1,048
	Merck & Co Inc	—	”	—	US$	1,042	N/A	US$	1,042
	Glencore Finance Canada Ltd	—	”	—	US$	1,042	N/A	US$	1,042
	Commonwealth Edison Co	—	”	—	US$	1,023	N/A	US$	1,023
	Athene Global Funding	—	”	—	US$	1,021	N/A	US$	1,021
	Scentre Group Trust 1 / Scentre Group Trust 2	—	”	—	US$	1,014	N/A	US$	1,014
	Statoil ASA	—	”	—	US$	999	N/A	US$	999
	Holcim US Finance Sarl & Cie SCS	—	”	—	US$	996	N/A	US$	996
	Bank Nederlandse Gemeenten NV	—	”	—	US$	994	N/A	US$	994
	Biogen Inc	—	”	—	US$	994	N/A	US$	994
	Laboratory Corp of America Holdings	—	”	—	US$	992	N/A	US$	992
	Unum Group	—	”	—	US$	992	N/A	US$	992
	Entergy Texas Inc	—	”	—	US$	980	N/A	US$	980
	Healthcare Trust of America Holdings LP	—	”	—	US$	978	N/A	US$	978

(Continued)

				March 31, 2018						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	UnitedHealth Group Inc	—	Financial assets at fair value through other comprehensive income	—	US$	977	N/A	US$	977
	XLIT Ltd	—	”	—	US$	972	N/A	US$	972
	TransCanada PipeLines Ltd	—	”	—	US$	967	N/A	US$	967
	Bunge Ltd Finance Corp	—	”	—	US$	967	N/A	US$	967
	National Retail Properties Inc	—	”	—	US$	949	N/A	US$	949
	PPL Capital Funding Inc	—	”	—	US$	931	N/A	US$	931
	Duke Energy Progress LLC	—	”	—	US$	916	N/A	US$	916
	Coca-Cola Femsa SAB de CV	—	”	—	US$	901	N/A	US$	901
	Southern Electric Generating Co	—	”	—	US$	898	N/A	US$	898
	Lockheed Martin Corp	—	”	—	US$	892	N/A	US$	892
	Walmart Inc	—	”	—	US$	882	N/A	US$	882
	CNOOC Finance Ltd	—	”	—	US$	870	N/A	US$	870
	Intesa Sanpaolo SpA	—	”	—	US$	849	N/A	US$	849
	Valero Energy Corp	—	”	—	US$	846	N/A	US$	846
	Mastercard Inc	—	”	—	US$	844	N/A	US$	844
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	—	”	—	US$	842	N/A	US$	842
	Consolidated Edison Co of New York Inc	—	”	—	US$	822	N/A	US$	822
	Huntington Bancshares Inc/OH	—	”	—	US$	814	N/A	US$	814
	Alterra Finance LLC	—	”	—	US$	805	N/A	US$	805
	Nucor Corp	—	”	—	US$	804	N/A	US$	804
	MetLife Inc	—	”	—	US$	804	N/A	US$	804
	Aon PLC	—	”	—	US$	802	N/A	US$	802
	Danone SA	—	”	—	US$	799	N/A	US$	799
	Continental Airlines 2000-1 Class A-1 Pass Through Trust	—	”	—	US$	792	N/A	US$	792
	AXIS Specialty Finance LLC	—	”	—	US$	789	N/A	US$	789
	ONEOK Partners LP	—	”	—	US$	787	N/A	US$	787
	Incitec Pivot Finance LLC	—	”	—	US$	783	N/A	US$	783
	Manulife Financial Corp	—	”	—	US$	782	N/A	US$	782
	Spectra Energy Partners LP	—	”	—	US$	781	N/A	US$	781
	Activision Blizzard Inc	—	”	—	US$	776	N/A	US$	776
	United Technologies Corp	—	”	—	US$	756	N/A	US$	756
	Baidu Inc	—	”	—	US$	745	N/A	US$	745
	John Deere Capital Corp	—	”	—	US$	738	N/A	US$	738
	Duke Energy Progress LLC	—	”	—	US$	721	N/A	US$	721
	DTE Energy Co	—	”	—	US$	707	N/A	US$	707
	Baker Hughes a GE Co LLC	—	”	—	US$	702	N/A	US$	702
	APT Pipelines Ltd	—	”	—	US$	701	N/A	US$	701
	American Honda Finance Corp	—	”	—	US$	698	N/A	US$	698
	TTX Co	—	”	—	US$	697	N/A	US$	697
	Sumitomo Mitsui Trust Bank Ltd	—	”	—	US$	688	N/A	US$	688
	Norfolk Southern Railway Co	—	”	—	US$	686	N/A	US$	686
	Vornado Realty LP	—	”	—	US$	682	N/A	US$	682
	Three Gorges Finance I Cayman Islands Ltd	—	”	—	US$	680	N/A	US$	680
	Rochester Gas & Electric Corp	—	”	—	US$	673	N/A	US$	673
	ING Bank NV	—	”	—	US$	672	N/A	US$	672
	National Oilwell Varco Inc	—	”	—	US$	669	N/A	US$	669
	Continental Airlines 2007-1 Class A Pass Through Trust	—	”	—	US$	646	N/A	US$	646
	Ohio Power Co	—	”	—	US$	646	N/A	US$	646
	Entergy Gulf States Louisiana LLC	—	”	—	US$	642	N/A	US$	642
	Georgia Power Co	—	”	—	US$	635	N/A	US$	635
	RBC USA Holdco Corp	—	”	—	US$	632	N/A	US$	632
	Hyatt Hotels Corp	—	”	—	US$	629	N/A	US$	629
	Alexandria Real Estate Equities Inc	—	”	—	US$	625	N/A	US$	625
	Grupo Bimbo SAB de CV	—	”	—	US$	621	N/A	US$	621
	Liberty Property LP	—	”	—	US$	621	N/A	US$	621
	Potash Corp of Saskatchewan Inc	—	”	—	US$	618	N/A	US$	618
	Woolworths Group Ltd	—	”	—	US$	617	N/A	US$	617
	OneBeacon US Holdings Inc	—	”	—	US$	603	N/A	US$	603

(Continued)

				March 31, 2018						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Daiwa Securities Group Inc	—	Financial assets at fair value through other comprehensive income	—	US$	602	N/A	US$	602
	Life Technologies Corp	—	”	—	US$	599	N/A	US$	599
	BOC Aviation Ltd	—	”	—	US$	598	N/A	US$	598
	Dr Pepper Snapple Group Inc	—	”	—	US$	598	N/A	US$	598
	Altria Group Inc	—	”	—	US$	596	N/A	US$	596
	MUFG Union Bank NA	—	”	—	US$	596	N/A	US$	596
	Kimberly-Clark Corp	—	”	—	US$	595	N/A	US$	595
	ABC Inc	—	”	—	US$	587	N/A	US$	587
	Host Hotels & Resorts LP	—	”	—	US$	576	N/A	US$	576
	AXIS Specialty Finance PLC	—	”	—	US$	574	N/A	US$	574
	Mizuho Bank Ltd	—	”	—	US$	571	N/A	US$	571
	AvalonBay Communities Inc	—	”	—	US$	567	N/A	US$	567
	Regions Bank/Birmingham AL	—	”	—	US$	549	N/A	US$	549
	Exxon Mobil Corp	—	”	—	US$	542	N/A	US$	542
	Bunge Ltd Finance Corp	—	”	—	US$	531	N/A	US$	531
	Prudential Financial Inc	—	”	—	US$	523	N/A	US$	523
	MUFG Americas Holdings Corp	—	”	—	US$	517	N/A	US$	517
	Southwestern Electric Power Co	—	”	—	US$	514	N/A	US$	514
	American Electric Power Co Inc	—	”	—	US$	514	N/A	US$	514
	Fulton Financial Corp	—	”	—	US$	510	N/A	US$	510
	TD Ameritrade Holding Corp	—	”	—	US$	509	N/A	US$	509
	Regency Centers Corp	—	”	—	US$	503	N/A	US$	503
	BNP Paribas / BNP Paribas US Medium-Term Note Program LLC	—	”	—	US$	500	N/A	US$	500
	Halliburton Co	—	”	—	US$	499	N/A	US$	499
	Highwoods Realty LP	—	”	—	US$	496	N/A	US$	496
	ORIX Corp	—	”	—	US$	492	N/A	US$	492
	MassMutual Global Funding II	—	”	—	US$	478	N/A	US$	478
	Comerica Inc	—	”	—	US$	471	N/A	US$	471
	Eaton Corp	—	”	—	US$	465	N/A	US$	465
	Narragansett Electric Co/The	—	”	—	US$	462	N/A	US$	462
	Spire Inc	—	”	—	US$	459	N/A	US$	459
	CenterPoint Energy Inc	—	”	—	US$	455	N/A	US$	455
	Canadian Pacific Railway Co	—	”	—	US$	428	N/A	US$	428
	Texas-New Mexico Power Co	—	”	—	US$	426	N/A	US$	426
	Volkswagen Group of America Finance LLC	—	”	—	US$	399	N/A	US$	399
	Southern Power Co	—	”	—	US$	389	N/A	US$	389
	IBM Credit LLC	—	”	—	US$	388	N/A	US$	388
	Aon Corp	—	”	—	US$	382	N/A	US$	382
	StanCorp Financial Group Inc	—	”	—	US$	382	N/A	US$	382
	First Niagara Financial Group Inc	—	”	—	US$	373	N/A	US$	373
	Nationwide Financial Services Inc	—	”	—	US$	369	N/A	US$	369
	NetApp Inc	—	”	—	US$	359	N/A	US$	359
	CenterPoint Energy Resources Corp	—	”	—	US$	359	N/A	US$	359
	Deutsche Bank AG	—	”	—	US$	349	N/A	US$	349
	Cisco Systems Inc	—	”	—	US$	319	N/A	US$	319
	PacifiCorp	—	”	—	US$	311	N/A	US$	311
	eBay Inc	—	”	—	US$	299	N/A	US$	299
	Schlumberger Finance Canada Ltd	—	”	—	US$	296	N/A	US$	296
	Eli Lilly & Co	—	”	—	US$	288	N/A	US$	288
	Amphenol Corp	—	”	—	US$	286	N/A	US$	286
	BAE Systems Holdings Inc	—	”	—	US$	286	N/A	US$	286
	EMD Finance LLC	—	”	—	US$	277	N/A	US$	277
	Nomura Holdings Inc	—	”	—	US$	250	N/A	US$	250
	NBCUniversal Enterprise Inc	—	”	—	US$	248	N/A	US$	248
	CMS Energy Corp	—	”	—	US$	237	N/A	US$	237
	Comcast Corp	—	”	—	US$	236	N/A	US$	236
	Hartford Financial Services Group Inc/The	—	”	—	US$	232	N/A	US$	232
	Protective Life Corp	—	”	—	US$	223	N/A	US$	223

(Continued)

				March 31, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	WestRock MWV LLC	—	Financial assets at fair value through other comprehensive income	—	US$	222	N/A	US$	222
	Rolls-Royce PLC	—	”	—	US$	221	N/A	US$	221
	Fidelity National Information Services Inc	—	”	—	US$	203	N/A	US$	203
	Commonwealth Bank of Australia	—	”	—	US$	201	N/A	US$	201
	Pinnacle West Capital Corp	—	”	—	US$	195	N/A	US$	195
	Equifax Inc	—	”	—	US$	175	N/A	US$	175
	Packaging Corp of America	—	”	—	US$	157	N/A	US$	157
	Schneider Electric SE	—	”	—	US$	157	N/A	US$	157
	Berkshire Hathaway Finance Corp	—	”	—	US$	134	N/A	US$	134
	Duke Energy Florida LLC	—	”	—	US$	104	N/A	US$	104
	Wells Fargo & Co	—	Financial assets at amortized cost	—	US$	149,943	N/A	US$	151,431
	JPMorgan Chase & Co.	—	”	—	US$	124,948	N/A	US$	126,789
	Westpac Banking Corp.	—	”	—	US$	99,987	N/A	US$	100,455
	Goldman Sachs Group, Inc.	—	”	—	US$	99,959	N/A	US$	100,728
	Commonwealth Bank of Australia	—	”	—	US$	49,993	N/A	US$	50,214
	National Australia Bank	—	”	—	US$	49,993	N/A	US$	50,178
	Bank of Nova Scotia	—	”	—	US$	49,971	N/A	US$	50,150
	Industrial and Commercial Bank of China	—	”	—	US$	9,996	N/A	US$	10,006

	Government bond
	United States Treasury Note/Bond	—	Financial assets at fair value through other comprehensive income	—	US$	322,938	N/A	US$	322,938
	Abu Dhabi Government International Bond	—	”	—	US$	3,402	N/A	US$	3,402

	Agency bonds/Agency mortgage-backed securities
	Government National Mortgage Association	—	Financial assets at fair value through profit or loss	—	US$	11,633	N/A	US$	11,633
	Fannie Mae	—	”	—	US$	9,260	N/A	US$	9,260
	Freddie Mac	—	”	—	US$	5,042	N/A	US$	5,042
	Fannie Mae	—	Financial assets at fair value through other comprehensive income	—	US$	665,741	N/A	US$	665,741
	Freddie Mac	—	”	—	US$	264,453	N/A	US$	264,453
	Government National Mortgage Association	—	”	—	US$	126,064	N/A	US$	126,064
	Ginnie Mae	—	”	—	US$	27,221	N/A	US$	27,221
	Federal Home Loan Banks	—	”	—	US$	6,138	N/A	US$	6,138
	Freddie Mac Multifamily Structured Pass Through Certificates	—	”	—	US$	3,744	N/A	US$	3,744
	Export-Import Bank of Korea	—	”	—	US$	3,004	N/A	US$	3,004
	Export Development Canada	—	”	—	US$	2,977	N/A	US$	2,977
	Province of Quebec Canada	—	”	—	US$	2,521	N/A	US$	2,521
	NCUA Guaranteed Notes Trust 2010-R2	—	”	—	US$	1,416	N/A	US$	1,416
	CPPIB Capital Inc	—	”	—	US$	1,177	N/A	US$	1,177
	Federal Farm Credit Banks	—	”	—	US$	888	N/A	US$	888
	Kowloon-Canton Railway Corp	—	”	—	US$	564	N/A	US$	564
	FHLMC-GNMA	—	”	—	US$	535	N/A	US$	535

	Asset-backed securities
	Hyundai Auto Receivables Trust	—	Financial assets at fair value through profit or loss	—	US$	1,992	N/A	US$	1,992
	Ford Credit Auto Owner Trust	—	”	—	US$	1,306	N/A	US$	1,306
	Citibank Credit Card Issuance Trust	—	Financial assets at fair value through other comprehensive income	—	US$	53,963	N/A	US$	53,963
	Discover Card Execution Note Trust	—	”	—	US$	45,298	N/A	US$	45,298
	Chase Issuance Trust	—	”	—	US$	43,924	N/A	US$	43,924
	American Express Credit Account Master Trust	—	”	—	US$	35,584	N/A	US$	35,584
	Ford Credit Floorplan Master Owner Trust A	—	”	—	US$	26,781	N/A	US$	26,781
	Ford Credit Auto Owner Trust/Ford Credit 2014-REV1	—	”	—	US$	13,762	N/A	US$	13,762
	Toyota Auto Receivables 2014-C Owner Trust	—	”	—	US$	13,002	N/A	US$	13,002
	UBS-Barclays Commercial Mortgage Trust 2012-C2	—	”	—	US$	12,523	N/A	US$	12,523

(Continued)

				March 31, 2018
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note

TSMC Global	Capital One Multi-Asset Execution Trust	—	Financial assets at fair value through other comprehensive income	—	US$	12,494	N/A	US$	12,494
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	11,598	N/A	US$	11,598
	BA Credit Card Trust	—	”	—	US$	10,816	N/A	US$	10,816
	COMM Mortgage Trust	—	”	—	US$	10,410	N/A	US$	10,410
	Chesapeake Funding II LLC	—	”	—	US$	10,285	N/A	US$	10,285
	Nissan Master Owner Trust Receivables	—	”	—	US$	10,004	N/A	US$	10,004
	GM Financial Automobile Leasing Trust 2015-3	—	”	—	US$	9,408	N/A	US$	9,408
	Hyundai Auto Lease Securitization Trust 2017-A	—	”	—	US$	9,108	N/A	US$	9,108
	Honda Auto Receivables 2017-2 Owner Trust	—	”	—	US$	8,662	N/A	US$	8,662
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	—	”	—	US$	8,552	N/A	US$	8,552
	Mercedes-Benz Master Owner Trust	—	”	—	US$	8,536	N/A	US$	8,536
	BANK	—	”	—	US$	7,871	N/A	US$	7,871
	CGDBB Commercial Mortgage Trust 2017-BIOC	—	”	—	US$	7,507	N/A	US$	7,507
	GS Mortgage Securities Trust	—	”	—	US$	7,355	N/A	US$	7,355
	Citigroup Commercial Mortgage Trust 2013-GC11	—	”	—	US$	6,590	N/A	US$	6,590
	JPMBB Commercial Mortgage Securities Trust 2013-C12	—	”	—	US$	6,363	N/A	US$	6,363
	Nissan Auto Lease Trust	—	”	—	US$	6,090	N/A	US$	6,090
	Ford Credit Auto Owner Trust	—	”	—	US$	5,750	N/A	US$	5,750
	BBCMS 2018-TALL Mortgage Trust	—	”	—	US$	5,469	N/A	US$	5,469
	JPMDB Commercial Mortgage Securities Trust 2017-C7	—	”	—	US$	5,327	N/A	US$	5,327
	Ford Credit Auto Lease Trust	—	”	—	US$	4,905	N/A	US$	4,905
	BMW Vehicle Lease Trust	—	”	—	US$	4,794	N/A	US$	4,794
	Volvo Financial Equipment Master Owner Trust 2017-A	—	”	—	US$	4,523	N/A	US$	4,523
	Nissan Auto Receivables 2017-B Owner Trust	—	”	—	US$	4,405	N/A	US$	4,405
	Wells Fargo Commercial Mortgage Trust 2015-LC20	—	”	—	US$	4,209	N/A	US$	4,209
	GM Financial Consumer Automobile 2017-1	—	”	—	US$	3,922	N/A	US$	3,922
	Morgan Stanley Capital I Trust	—	”	—	US$	3,885	N/A	US$	3,885
	Cold Storage Trust 2017-ICE3	—	”	—	US$	3,813	N/A	US$	3,813
	Wheels SPV 2 LLC	—	”	—	US$	3,579	N/A	US$	3,579
	Hertz Fleet Lease Funding LP	—	”	—	US$	3,476	N/A	US$	3,476
	Hyundai Auto Receivables Trust	—	”	—	US$	3,158	N/A	US$	3,158
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,440	N/A	US$	2,440
	Mercedes-Benz Auto Lease Trust 2016-A	—	”	—	US$	1,892	N/A	US$	1,892
	WFRBS Commercial Mortgage Trust 2013-C14	—	”	—	US$	1,828	N/A	US$	1,828
	Enterprise Fleet Financing LLC	—	”	—	US$	1,603	N/A	US$	1,603
	CFCRE Commercial Mortgage Trust 2011-C1	—	”	—	US$	892	N/A	US$	892
	CarMax Auto Owner Trust	—	”	—	US$	873	N/A	US$	873
	280 Park Avenue Mortgage Trust	—	”	—	US$	833	N/A	US$	833
	DBUBS 2011-LC2 Mortgage Trust	—	”	—	US$	520	N/A	US$	520
	ARI Fleet Lease Trust 2018-A	—	”	—	US$	508	N/A	US$	508
	CD 2016-CD2 Mortgage Trust	—	”	—	US$	500	N/A	US$	500
	Mercedes-Benz Auto Receivables Trust 2015-1	—	”	—	US$	339	N/A	US$	339

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Financial assets at amortized cost	—	US$	49,979	N/A	US$	49,764

	Commercial paper
	Old Line Funding LLC	—	Financial assets at fair value through other comprehensive income	—	US$	1,989	N/A	US$	1,989

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets at fair value through other comprehensive income	—	US$	78,923	4	US$	78,923

VTAF II	Common stock
	Aquantia	—	Financial assets at fair value through other comprehensive income	460	US$	7,218	1	US$	7,218
	Sentelic	—	”	903	US$	1,864	4	US$	1,864
	Aether Systems, Inc.	—	”	1,085	US$	373	20	US$	373
	5V Technologies, Inc.	—	”	963	US$	331	2	US$	331

(Continued)

				March 31, 2018						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	Aquantia	—	Financial assets at fair value through other comprehensive income	460	US$	7,218	1	US$	7,218
	Sentelic	—	”	903	US$	1,864	4	US$	1,864
	Aether Systems, Inc.	—	”	1,085	US$	373	20	US$	373
	5V Technologies, Inc.	—	”	963	US$	331	2	US$	331
VTAF II	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets at fair value through other comprehensive income	1,600	US$	800	11	US$	800

	Preferred stock
	Neoconix, Inc.	—	Financial assets at fair value through other comprehensive income	4,147	US$	170	—	US$	170

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	230		—	3		—

ISDF II	Common stock
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	278		—	4		—
	Preferred stock
	Sonics, Inc.	—	Financial assets at fair value through other comprehensive income	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets at fair value through other comprehensive income	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets at fair value through other comprehensive income	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Marketable				Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
Company Name	Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Stock
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	9		$309,211,877	2		$59,182,280	—		$—		$—		$—	11		$362,900,046
	TSMC Nanjing	”	—	Subsidiary	—		26,493,740	—		2,361,320	—		—		—		—	—		27,651,586

TSMC Global	Corporate bond

	CVS Health Corp	Financial assets at fair value through other comprehensive income	—	—	—	US$	10,018	—	US$	14,507	—		—		—		—	—	US$	24,628
	Asian Development Bank	”	—	—	—	US$	11,073	—		—	—	US$	11,075	US$	11,075		—	—		—

	Government bond
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	—	—	—	US$	202,689	—	US$	160,346	—	US$	86,184	US$	86,814	US$	(630)	—	US$	274,372
	United States Treasury Floating Rate Note	”	—	—	—	US$	49,901	—	US$	38,809	—	US$	48,975	US$	48,930	US$	45	—	US$	39,702
	United States Treasury Bill	”	—	—	—	US$	2,997	—	US$	48,775	—	US$	51,413	US$	51,407	US$	6	—	US$	396

	Agency bonds/Agency mortgage-backed securities
	FNMA TBA 30 Yr 4.5	Financial assets at fair value through other comprehensive income	—	—	—	US$	15,758	—	US$	45,336	—	US$	31,918	US$	32,128	US$	(210)	—	US$	29,067
	Government National Mortgage Association	”	—	—	—		—	—	US$	12,707	—		—		—		—	—	US$	12,674
	FNMA TBA 30 Yr 5	”	—	—	—		—	—	US$	10,569	—		—		—		—	—	US$	10,597
	GNMA II TBA 30 Yr 3.5	”	—	—	—	US$	145	—	US$	19,769	—	US$	16,282	US$	16,346	US$	(64)	—	US$	3,582
	GNMA II TBA 30 Yr 4	”	—	—	—	US$	2,378	—	US$	16,057	—	US$	16,069	US$	16,108	US$	(39)	—	US$	2,341
	FNMA TBA 30 Yr 3.5	”	—	—	—	US$	2,866	—	US$	11,140	—	US$	11,662	US$	11,719	US$	(57)	—	US$	2,301
	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	48,338	—	US$	48,047	US$	48,338	US$	(291)	—		—
	Federal Home Loan Bank Discount Notes	”	—	—	—		—	—	US$	29,498	—	US$	29,500	US$	29,499	US$	1	—		—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Financial assets at fair value through other comprehensive income	—	—	—	US$	48,328	—	US$	12,594	—	US$	6,802	US$	6,800	US$	2	—	US$	53,963

Note:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	March 10, 2017 to January 25, 2018	$303,592	Monthly settlement by the construction progress and acceptance	HSIEH KUN CO., LTD	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 17, 2017 to March 12, 2018	301,341	Monthly settlement by the construction progress and acceptance	Jer Yih Electrical Eng. Co.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to January 8, 2018	302,101	Monthly settlement by the construction progress and acceptance	TRUSVAL TECHNOLOGY CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 10, 2017 to March 30, 2018	382,672	Monthly settlement by the construction progress and acceptance	M+W High Tech Project Taiwan Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 25, 2017 to March 30, 2018	559,250	Monthly settlement by the construction progress and acceptance	YANKEY ENGINEERING CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to March 29, 2018	303,552	Monthly settlement by the construction progress and acceptance	MEGA UNION TECHNOLOGY INCORPORATED	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 16, 2017 to March 26, 2018	322,134	Monthly settlement by the construction progress and acceptance	Air Liquide Far Eastern	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 5, 2017 to March 8, 2018	809,171	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 14, 2017 to March 22, 2018	784,003	Monthly settlement by the construction progress and acceptance	Siemens Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company	Types of		Transaction Amount (Foreign Currencies in			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Thousands)	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	November 9, 2017 to March 16, 2018	300,598	Monthly settlement by the construction progress and acceptance	MARKETECH INTERNATIONAL CORP.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 5, 2017 to March 5, 2018	300,150	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 26, 2017 to February 13, 2018	525,172	Monthly settlement by the construction progress and acceptance	ABB Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 4, 2018	747,551	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Fab	February 5, 2018 to March 22, 2018	2,067,841	Monthly settlement by the construction progress and acceptance	L&K ENGINEERING CO.,LTD.	—	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$152,751,762	59	Net 30 days from invoice date (Note)	—	Note		$73,470,052	70
	GUC	Associate	Sales		1,592,532	1	Net 30 days from the end of the month of when invoice is issued	—	—		843,572	1
	TSMC China	Subsidiary	Purchases		4,524,097	22	Net 30 days from the end of the month of when invoice is issued	—	—		(1,360,751)	5
	WaferTech	Indirect subsidiary	Purchases		1,984,763	10	Net 30 days from the end of the month of when invoice is issued	—	—		(1,259,891)	4
	VIS	Associate	Purchases		1,311,213	7	Net 30 days from the end of the month of when invoice is issued	—	—		(452,091)	2
	SSMC	Associate	Purchases		912,035	5	Net 30 days from the end of the month of when invoice is issued	—	—		(358,899)	1
TSMC North America	GUC	Associate of TSMC	Sales	(US$	505,383 17,233)	—	Net 30 days from invoice date	—	—		275,688	—
										(US$	9,476)

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$74,240,350	49		$1,450,406	—		$11,273,836	$—
	TSMC Nanjing	Subsidiary		1,201,519	Note 2		—	—		—	—
	GUC	Associate		843,572	46		301,502	—		317,927	—
TSMC China	TSMC Nanjing	The same parent company	(RMB	22,122,110 4,763,282)	Note 2		—	—		—	—

	TSMC	Parent company		1,360,751	28		—	—		—	—
			(RMB	293,418)
WaferTech	TSMC	The ultimate parent of the Company	(US$	1,259,891 43,305)	59	(US$	634,996 21,826)	—	(US$	634,996 21,826)	—
TSMC Technology	TSMC	The ultimate parent of the Company	(US$	280,077 9,627)	Note 2		—	—		—	—
TSMC North America	GUC	Associate of TSMC	(US$	275,912 9,484)	47	(US$	38,839 1,335)	—	(US$	53,124 1,826)	—
TSMC Japan	TSMC	Parent company		103,541	Note 2		—	—		—	—
			(JPY	377,062)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sales of goods	$152,751,762	—	62%
				Receivables from related parties	73,470,052	—	4%
				Other receivables from related parties	770,298	—	—
		TSMC China	1	Purchases	4,524,097	—	2%
				Payables to related parties	1,360,751	—	—
		TSMC Nanjing	1	Proceeds from disposal of property, plant and equipment	1,892,937	—	1%
				Other receivables from related parties	1,201,519	—	—
		WaferTech	1	Purchases	1,984,763	—	1%
				Payables to related parties	1,259,891	—	—
		TSMC Technology	1	Research and development expenses	489,653	—	—
				Payables to related parties	280,077	—	—
		TSMC Europe	1	Marketing expenses - commission	116,994	—	—
		TSMC Japan	1	Payables to related parties	103,541	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	22,122,110	—	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of March 31, 2018				Net Income			Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2018 (Foreign Currencies in Thousands)		December 31, 2017 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$352,072,509		$292,890,229	11	100		$362,900,046		$1,848,060		$1,848,060	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		49,539,919		482,623		482,623	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,860,765		1,147,920		323,868	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,923,979		908,118		352,259	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,701,334		24,829		21,586	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		3,961,984		37,634		37,634	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,246,049		(171,371)		(64,815)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,255,013		206,599		71,979	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		423,206		10,528		10,528	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		412,831		412,831	—	98		297,778		(1,497)		(1,467)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,885		1,318,885	—	98		147,653		(3,221)		(3,156)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		136,715		1,488		1,488	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		38,960		311		311	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(20,500)		(15)		(15)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry		17,075,811		17,075,811	—	100		26,231,490		358,287		Note 2	Subsidiary
				(US$	586,939)	(US$	586,939)			(US$	901,643)	(US$	12,217)
	TSMC Technology	Delaware, U.S.A	Engineering support activities		415,507		415,507	—	100		526,830		18,256		Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	18,108)	(US$	623)
	TSMC Canada	Ontario, Canada	Engineering support activities		66,914		66,914	2,300	100		181,599		7,157		Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	6,242)	(US$	244)
	ISDF	Cayman Islands	Investing in new start-up technology companies		13,825		13,825	583	97		483		—		Note 2	Subsidiary
				(US$	475)	(US$	475)			(US$	17)
	ISDF II	Cayman Islands	Investing in new start-up technology companies		—		—	9,299	97		—		(6,781)		Note 2	Subsidiary
												(US$	(231))
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		62,660		62,660	—	100		45,159		(293)		Note 2	Subsidiary
				(US$	2,154)	(US$	2,154)			(US$	1,552)	(US$	(10))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	46,355 1,593)	(US$	46,355 1,593)	4,693	39	(US$	21,711 746)	(US$	(3,849 (131	) ))	Note 2	Associate

(Continued)

				Original Investment Amount		Balance as of March 31, 2018				Net Income		Share of Profits/Losses
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2018 (Foreign Currencies in Thousands)	December 31, 2017 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		of Investee (Note 1) (Foreign Currencies in Thousands)	Note
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	$—	$—	293,637	100	$ (US$	4,953,422 170,262)	$ (US$	284,221 9,692)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2018 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2018 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of March 31, 2018	Accumulated Inward Remittance of Earnings as of March 31, 2018
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$1,349,349	100%	$1,348,879 (Note 2)		$53,431,777	$—
TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	28,160,092 920,000)	(US$	2,361,320 80,000)	—	(US$	30,521,412 1,000,000)	(1,746,699)	100%	(1,746,699 (Note 2	) )	27,651,586	—

Accumulated Investment in Mainland China as of March 31, 2018 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.